UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Titanium Metals Corporation

(Name of Subject Company)

Titanium Metals Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Andrew B. Nace

Vice President and General Counsel

Titanium Metals Corporation

5430 LBJ Freeway, Suite 1700

Dallas, Texas 75240

(972) 233-1700

(Name, address, and

telephone number of person authorized to receive notices

and communications on behalf of the person(s) filing statement)

Copies To:

Glenn D. West

R. Jay Tabor

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a) Name and Address

The name of the subject company is Titanium Metals Corporation, a Delaware corporation (the “Company,” “TIMET,” “we,” “our” or “us”), and the address and telephone number of its principal executive offices are 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240, (972) 233-1700.

(b) Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates is TIMET’s common stock, par value $0.01 per share (“Common Stock” or the “Shares”). At the close of business on November 16, 2012, there were 175,061,774 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address

TIMET is the person filing this Statement. TIMET’s name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated herein by reference. TIMET’s website address is www.timet.com. The information on TIMET’s website is not considered a part of this Statement.

(b) Tender Offer and Merger

This Statement relates to the cash tender offer by ELIT Acquisition Sub Corp., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of Common Stock at a purchase price of $16.50 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 9, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, entitled “The Merger Agreement and Related Agreements”, of the Offer to Purchase. The Merger Agreement provides, among other things, for the making of the Offer and further provides that, following the successful completion of the Offer (“Offer Closing”), upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the “Merger”) under the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger (the “Effective Time”), any remaining shares of Common Stock not validly tendered and accepted pursuant to the Offer (other than shares of Common Stock held by TIMET, Parent or Purchaser or shares of Common Stock held by stockholders of the Company who properly exercise appraisal rights) will be converted into the right to receive cash in an amount equal to the Offer Price. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or delay in making payment for Shares. Upon consummation of the proposed Merger (the “Closing”), Purchaser will merge with and into TIMET and will cease to exist, with TIMET continuing as the surviving corporation (the “Surviving Corporation”). The date on which the Closing actually occurs is referred to in this Statement as the “Closing Date”.

The initial expiration date of the Offer is 5:00 p.m., New York City time, on Wednesday, December 19, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (such date, or the latest time and date at which the Offer, as so extended, will expire, the “Offer Expiration Date”).

Parent has formed Purchaser solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Parent and Purchaser are 4650 S.W. Macadam Avenue, Suite 400, Portland, Oregon 97239, (503) 946-4800.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Statement, including the Information Statement (“Information Statement”) attached as Annex A to this Statement and incorporated by reference herein, as of the date of this Statement, to the knowledge of the Company, there are no present or proposed material agreements, arrangements or understandings or relationships or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right to designate persons to serve on the Company’s board of directors (the “Board” or the “Board of Directors”) representing at least a majority of the Board after Purchaser acquires a majority of the Shares pursuant to the Offer.

Arrangements among TIMET and Parent and Purchaser

Merger Agreement

A summary of the Merger Agreement is contained in Section 11 entitled “The Merger Agreement and Related Agreements” in the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement has been included as an exhibit to this Statement to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. Factual disclosures about the Company or Parent and Purchaser, or any of their respective affiliates contained in this Statement or any of their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosure about the Company, Parent and Purchaser or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Moreover, information concerning the subject matter of these representations and warranties, which do not purport to be accurate as of the date of this Statement, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Statement. Except as expressly provided otherwise in the Merger Agreement, the Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Confidentiality Agreement

The Company and Parent are parties to a confidentiality agreement (the “Confidentiality Agreement”) dated as of October 18, 2012. The Confidentiality Agreement provides, among other things, that, in connection with an evaluation relating to a potential transaction, each of Parent and the Company (i) may deliver to the other party certain confidential information, and that the receiving party will keep all such information relating to the other party confidential and will not disclose such information to any other person (except to their respective representatives who are actively and directly participating in the evaluation of such information or who otherwise have a “need to know” such information for the purpose of such evaluation, or as otherwise required by law) without the consent of the other party and (ii) shall not, subject to certain limited exceptions, until one year following the execution of the Confidentiality Agreement, solicit for employment certain of the other party’s current employees to whom such party had been directly or indirectly introduced to, as a result of the proposed transaction. Pursuant to the terms of the Confidentiality Agreement, Parent shall also abide by certain “standstill” restrictions involving the Company’s securities until one year following the execution of the Confidentiality Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Other Commercial Arrangements Between TIMET and Parent

Parent has been a major TIMET customer since Parent’s acquisition of Wyman-Gordon Company (“Wyman”) in 1999. TIMET is also a major supplier of Carlton Forge (“Carlton”), which Parent acquired in 2009. TIMET supplies Wyman and Carlton with both standard and premium grade titanium for use in structural and rotating commercial and military aircraft engine components. TIMET also supplies another Parent subsidiary PCC Structurals, Inc. (“PCC Structurals”) with titanium casting stock as input for investment casting applications primarily for aerospace applications and supplies Parent’s PCC Aerostructures division (“PCC Aerostructures”) with a variety of standard grade flat and round products for the manufacture of complex components and products for aerospace applications. The products supplied by TIMET to Parent’s subsidiaries are provided in the ordinary course of business.

TIMET has supplied Wyman pursuant to long-term supply agreements, the primary agreement of which expired on October 31, 2011. TIMET and Wyman continue to do business under the terms of the expired contract pursuant to quarterly extensions through September 30, 2012 and thereafter without any formal extension, although negotiations over the terms of a new contract had continued during much of 2011 and 2012. TIMET and Wyman are also parties to a consignment purchase and sale agreement that expires March 31, 2014 pursuant to which TIMET supplies titanium products for certain military programs. In addition, a significant portion of our supply to Wyman is governed by agreements between TIMET and various Original Equipment Manufacturers (“OEMs”) that provide for the terms and conditions of TIMET’s supply to Wyman. TIMET has also supplied Carlton pursuant to long-term supply agreements, the primary agreement of which expires at varying dates between December 31, 2013 and December 31, 2017, depending on the applicable program. TIMET supplies PCC Structurals with titanium products pursuant to a long-term agreement, and supplies PCC Structurals and PCC Aerostructures on a purchase order basis.

Parent is also a supplier of conversion services to TIMET through Parent’s Special Metals Corporation’s Huntington facility (“SMC”). SMC has performed primarily furnace heating and hot rolling of titanium slabs and furnace heating and open die forging of round ingots provided by TIMET. In January 2012, TIMET and SMC entered into a new conversion services agreement that expires December 31, 2013, but no services have been provided under this agreement. TIMET also has a recent arrangement with Caledonian Alloys, Inc. (“Caledonian”) with respect to scrap processing, and TIMET purchases titanium scrap turnings from Caledonian as well.

Set forth below is a summary of TIMET’s sale of titanium products to Parent’s subsidiaries for the calendar years 2010, 2011 and for the first ten months of 2012 under the foregoing arrangements.

Sales (dollars in thousands)

Customer	2010	2011	2012 YTD
Wyman	$104,272	$120,625	$104,247
Carlton	23,128	38,038	34,640
PCC Structurals and PCC Aerostructures	10,992	13,388	13,227

Total	$138,392	$172,051	$152,114

Set forth below is a summary of conversion services and scrap sales by Parent’s subsidiaries to TIMET for the calendar years 2010, 2011 and for the first ten months of 2012 under the foregoing arrangements.

Purchases (dollars in thousands)

Supplier	2010	2011	2012 YTD
Caledonian	$163	$741	$1,939
SMC/Huntington	825	3,054	150

Total	$988	$3,795	$2,089

Beneficial Ownership of Common Stock

According to the Schedule TO, as of November 20, 2012, neither Parent or Purchaser beneficially owned any shares of Common Stock other than as a result of the Support Agreement (as defined below).

Arrangements among Contran Corporation, Parent and Purchaser

Support Agreement

Concurrently with the execution of the Merger Agreement, Contran Corporation, a Delaware corporation (“Contran”), and certain of its affiliates named therein (collectively, the “Executing Stockholders”) have entered into a Support Agreement (the “Support Agreement”), effective as of November 9, 2012, with Parent and Purchaser. Pursuant to the Support Agreement, the Executing Stockholders agreed to (a) validly tender, or cause to be validly tendered, for cash all of the Shares beneficially owned by them and by certain other affiliates of Contran (the “Affiliated Stockholders”) into the Offer, free and clear of all liens, as promptly as practicable and in any event within ten (10) business days after the Offer begins; and (b) not withdraw, or cause to be withdrawn, those Shares for so long as the Offer remains outstanding, unless Parent consents to the withdrawal in connection with a transfer of Shares.

Among other things, the Executing Stockholders agreed to vote and to cause the Affiliated Stockholders to vote (a) in favor the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement and Support Agreement and any other matter submitted to the stockholders for approval required to close the Offer; (b) against any action or agreement that would result in a breach of any representation, warranty, or obligation of the Company in the Merger Agreement or any transactions contemplated by the Merger Agreement or Support Agreement; (c) against any takeover proposal or any proposal relating to a takeover proposal, merger (other than the Merger), consolidation or other combination involving the Company or its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution, or liquidation of the Company or any of its subsidiaries; (d) to the extent submitted to a stockholder vote, against any change in the business or management of the Company or its board of directors (other than as directed by Parent or Purchaser); and (e) against any action, proposal or agreement that could reasonably be expected to result in the conditions to the Offer or the Merger not being satisfied.

The Executing Stockholders agreed not to, and not to allow the Affiliated Stockholders to, transfer their Shares or enter into any voting agreement (other than the voting agreements in the Support Agreement) or other similar arrangement. Notwithstanding the transfer restriction, an Executing Stockholder or Affiliated Stockholder may transfer its Shares to another person if prior to such transfer the Executing Stockholder or Affiliated Stockholder shall first have validly tendered the Shares to be transferred into the Offer, and the person to which the Shares are transferred becomes a party to the Support Agreement contemporaneously with the transfer and agrees to not withdraw the transferred Shares, the transferring Executing Stockholder or Affiliated Stockholder does not transfer Shares to more than four people, and the Executing Stockholders and Affiliated Stockholders, together, have not transferred more than 30 million Shares. Any such transfer will not relieve the Executing Stockholder of its obligations under the Support Agreement if the transferee does not perform its obligations under the Support Agreement. The Executing Stockholder may request of Parent the ability to make a transfer of Shares other than as described in this paragraph. Any such alternative transfer will be subject to the prior written consent of Parent, which consent shall not be unreasonably withheld, with respect to the maximum number of transferees or the total number of Shares that can be transferred, but otherwise such consent will be in Parent’s sole discretion.

The Executing Stockholders agreed not to, and agreed to cause the Affiliated Stockholders not to, solicit, initiate, propose or knowingly encourage, facilitate or participate in discussions with third parties regarding other proposals to acquire the Company. The Executing Stockholders, however, who are also directors or officers of the Company may notify an independent director of the Company of a takeover proposal and may take actions requested of him by the Special Committee (as defined below), if the Company, in accordance with the terms of the Merger Agreement, is permitted and has actually started to engage in discussions or negotiations with any person regarding a takeover proposal. For a discussion of the actions the Company may take with respect to a takeover proposal.

The Executing Stockholders agreed to jointly and severally indemnify Parent, Purchaser, their affiliates, officers, directors, employees, advisors, agents and other representatives and, if the Offer closes, the Company, its affiliates, officers, directors, employees, advisors, agents and other representatives from losses incurred by those parties in connection with claims with respect to the transactions contemplated by the Merger Agreement and Support Agreement brought by stockholders of the Company or, solely with respect to the Schedule TO and its exhibits filed by Purchaser, a governmental authority. The Executing Stockholders, however, will not provide indemnification to the extent such losses are covered by any directors and officers insurance policies or result from (a) untrue or misleading statements or omissions in the Schedule TO and its exhibits unless the statement or omission was made in reliance on information provided by any Executing Stockholder or Affiliated Stockholder, (b) any actions by Parent, Purchaser, the Company or their affiliates after the Offer closes, (c) non-monetary remedies, (d) breach by Parent, Buyer or their affiliates of the Support Agreement, or (e) breach by the Company of any representation, warranty or covenant in the Merger Agreement. If any indemnified party suffers losses in an action which is described in both the first and the second sentence of this paragraph, those losses shall be indemnified in accordance with the first sentence of this paragraph, except to the extent of losses resulting specifically from the matters set forth in the second sentence of this paragraph.

The Executing Stockholders agreed to request that The Combined Master Retirement Trust (the “CMRT”) tender all of its Shares in the Offer. See “CMRT Support Letter” below.

The Support Agreement affirms the provisions of the Merger Agreement relating to the termination of agreements between the Company and its subsidiaries, on the one hand, and the Executing Stockholders and their affiliates, on the other hand.

The Support Agreement will terminate upon the earliest of (a) the termination of the Merger Agreement, (b) the termination or expiration of the Offer, (c) the Offer Closing, (d) the Walk-Away Date (as defined in the Merger Agreement), (e) November 20, 2012, if Purchaser fails to commence the Offer by such date, and (f) the date on which the Offer is amended, if the Offer is amended without the written consent of the Executing Stockholders to decrease the price per Share payable in the Offer, change the form of payment, reduce the number of shares sought in the Offer or modifies or waives the Minimum Tender Condition (as defined in the Merger Agreement).

As of November 12, 2012, the Executing Stockholders beneficially owned an aggregate of 72,702,230 Shares, or approximately 41% of the Shares, and the Affiliated Stockholders beneficially owned an aggregate of 6,521,825 Shares, or approximately 4% of the Shares. Together, the Executing Stockholders and Affiliated Stockholder beneficially owned 79,224,055 Shares, or approximately 45% of the Shares, as of that day. In addition, as of November 12, 2012 the CMRT owned 15,434,604 Shares (or approximately 9% of the outstanding Shares). If all of the Shares owned by the Executing Stockholders, the Affiliated Stockholders and the CMRT are tendered into the Offer, such Shares will represent approximately 54% of the issued and outstanding Shares.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

CMRT Support Letter

As described above, pursuant to the Support Agreement, the Executing Stockholders agreed to request that the CMRT tender all of its Shares in the Offer. In response to that request, the CMRT issued a letter to Parent, dated as of November 14, 2012 (the “CMRT Support Letter”), pursuant to which it indicated its intention to tender any Shares that it owns, free and clear of any liens or encumbrances, into the Offer, subject to its fiduciary duties and other relevant considerations and subject to the Offer commencing on or before November 20, 2012.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the CMRT Support Letter, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of TIMET

Overview

In considering the recommendation of the Board set forth in Item 4 below under the heading “Recommendation of the Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s directors and executive officers were to tender any Shares they beneficially own pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of November 12, 2012, the directors and executive officers of the Company beneficially owned, in the aggregate, 79,656,069 Shares (including for this purpose shares of Common Stock that may be deemed beneficially owned, or controlled, by Harold C. Simmons, other than shares of Common Stock owned by the CMRT). If the directors and executive officers were to tender all 79,656,069 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such directors and executive officers would receive an aggregate of approximately $1,314,325,139 in cash, without interest and less any withholding required by applicable tax laws. Shares of Common Stock owned or controlled by Harold C. Simmons (including shares deemed beneficially owned) comprise 79,224,055 of such director and executive officer shares of Common Stock and are committed to tender in the Offer pursuant to the Support Agreement. To the Company’s knowledge, after making reasonable inquiry, all of the Company’s other directors and executive officers intend to tender all of their Shares in the Offer.

Effect of the Offer and the Merger Agreement on Equity Awards and Employment Arrangements

The Company’s directors and executive officers do not have any options to purchase shares of Common Stock, restricted Common Stock or other equity awards in Common Stock. In addition, all of the Company’s executive officers are employed and compensated by Contran and the Company does not have any employment, retention or change of control agreements with such executive officers. See the discussion under “Intercorporate Services Agreement” in the Information Statement attached to this document as Annex A for additional information regarding the foregoing.

Director and Officer Indemnification

Section 145(a) of the DGCL generally provides that a Delaware corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities with other entities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position (other than an action by or in the right of the corporation), if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company’s bylaws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted by applicable law.

Section 102(b)(7) of the DGCL allows a corporation to eliminate in its certificate of incorporation the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or for any transaction from which the director derived an improper personal benefit. Article Eight of the Company’s certificate of incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

Pursuant to the Merger Agreement, Parent agreed that, from and after the Effective Time, it will, and will cause the Surviving Corporation to, indemnify and hold harmless all current and former directors and officers of the Company to the fullest extent permitted under applicable law, for any claims or suits asserted, based on or arising out of, the fact such person was a director or officer of the Company and for any acts or omission which occurred during such person’s capacity as a director or officer of Company, at, or at any time prior to, the Effective Time. In addition, the Merger Agreement provides that until all applicable statutes of limitations have expired, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions regarding limitation of liability of directors, and indemnification of and advancement of expenses to directors and officers of the Company no less favorable than those contained in the Company’s certificate of incorporation and bylaws as in effect as of the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the current and former directors and officers of the Company.

Pursuant to the Merger Agreement, prior to the Effective Time the Company will purchase, with Parent’s prior written consent (which consent cannot be unreasonably withheld, conditioned or delayed), and from the Effective Time the Surviving Corporation will maintain, fully pre-paid six year “tail” policies to the current directors’ and officers’ liability insurance and fiduciary liability insurance policies with the same coverage and terms and conditions that are equivalent to the Company’s existing directors’ and officers’ liability insurance and fiduciaries liability insurance policies. However, such “tail” policies shall not require the payment of an aggregate premium amount in excess of 250% of the annual premium paid by the Company for such insurance prior to the date of the Merger Agreement. After the Effective Time, the Surviving Corporation may substitute a policy or policies of comparable coverage for such “tail” policies.

Continuing Directors

The Merger Agreement provides that, at all times prior to the Effective Time, at least three existing directors of the Company who are members of the Special Committee (as defined below) of the Board or their successors who are “independent directors” as defined under Section 301 of the Sarbanes-Oxley Act of 2002 will continue to serve on the Board (the “Continuing Directors”). If the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Directors are entitled to elect or designate a person meeting the foregoing criteria to fill the vacancy or, if no Continuing Directors remain, the other directors will designate three persons meeting the foregoing criteria to fill such vacancies. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see Section 11 entitled “The Merger Agreement and Related Agreements”, in the Offer to Purchase.

Item 4.	The Solicitation or Recommendation

Recommendations of Special Committee and Board

A special committee of the Board formed for the purpose of evaluating possible transactions (the “Special Committee”), including a review of the terms and conditions of the Merger Agreement and the Offer in consultation with the Special Committee’s legal and financial advisors, on November 9, 2012, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Support Agreement and the Merger and (ii) recommended that the Board authorize the Company to enter into the Merger Agreement and that the Board recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement. Based on such recommendation of the Special Committee, the Board, on November 9, 2012, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Support Agreement and the Merger and (ii) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement.

Accordingly, the Board unanimously recommends that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement.

In reaching the conclusions and in making the recommendations described above, the Special Committee took into account a number of reasons, described under “Reasons for Recommendation” below.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Company Board, the Special Committee or the representatives of the Company and other parties.

As part of its ongoing evaluation of the Company’s business, the Company Board, together with senior management, periodically evaluates business development strategies and the Company’s strategic alternatives to increase stockholder value in light of the business and economic environment, as well as developments in the titanium industry and other industries related to the Company’s business. The Company has continued to make significant investments in its operating assets to enhance the long-term strategic value of the business and has explored ways to improve the prospects of the business through enhanced processes, technologies and operating efficiencies.

An important part of the Company’s business and strategic focus is the Company’s longstanding strategic relationship with Parent, in which the Company has supplied titanium metal products to Parent for more than 20 years. For the last two years, Parent has been the Company’s single largest customer, constituting approximately 16% of Company revenues in 2011.

As further discussed above in “Other Commercial Arrangements Between Timet and Parent”, the Company and Parent have entered into a number of long-term supply contracts over the years, the primary agreement having expired on October 31, 2011. Company and Parent have continued to do business pursuant to quarterly extensions through September 30, 2012 and thereafter without any formal extension, although negotiations over the terms of a new contract continued during much of 2011 and 2012.

In addition to contractual supply agreements, in mid-2009, Parent approached the Company to discuss a potential strategic relationship between Parent and the Company, including a possible merger, acquisition, joint venture or other strategic transaction. On August 4, 2009, the Company and Parent entered into a confidentiality agreement and Parent was given access to certain Company facilities and extensive due diligence information in respect of the Company. Discussions regarding a potential sale price ensued, which included indications of value between $13.00 to $14.00 per share, including the payment of a special dividend in the range of $1.00 per share. However, after completing due diligence, Parent decided not to proceed, and Parent and the Company terminated their discussions in the fourth quarter of 2009. Prior to 2009, from time to time, Contran and/or the Company have had informal conversations with Parent about a possible strategic relationship involving the Company, along with continuing communications in the ordinary course of their commercial arrangements.

Following the termination of the 2009 discussions and through August 2012, discussions between the Company and Parent were focused solely on managing the titanium metals supply contracts between the parties, including more recently the renewal, amendment and expansion of the contractual relationship between the Company and Parent.

Events Occurring Prior to Board Involvement

The following descriptions have been provided to the Company by Contran and are being included to provide holders of Shares with background information with respect to certain events that occurred prior to the involvement of the Board or Special Committee with respect to a potential transaction:

On September 20, 2012, Kirk Pulley, Vice President, Strategic Planning and Corporate Development of the Parent, contacted Steven L. Watson, the President of Contran and Vice Chairman of the Board of the Company, by e-mail asking if Mr. Watson would be available to talk to him by telephone.

On the next day, September 21, 2012, Mr. Watson and Bobby D. O’Brien, Chief Financial Officer of Contran and President and Chief Executive Officer of the Company, together talked to Mr. Pulley by telephone. Mr. Pulley asked if Contran, along with its affiliates which are also stockholders of the Company, would be interested in selling to Parent the shares of Company Common Stock that Contran and its affiliates held (the “Affiliated Stockholder Shares”). In response to Contran’s questions, Mr. Pulley indicated that Parent believed such a transaction could be closed prior to December 31, 2012, in order to provide greater certainty with respect to the taxation of the transaction. While Mr. Pulley did not suggest an indication of value, he did indicate that Parent had reviewed publicly available sources, including analyst reports, and that Parent believed, based on those sources, it could provide an indication of value in a timely fashion. Mr. Pulley indicated that he would forward copies of third party research reports he had reviewed with respect to the Company, which reports were delivered by e-mail later the same day. During the call, Messrs. Watson and O’Brien indicated to Mr. Pulley that they were only authorized to speak for Contran as Contran officers, and not as officers of TIMET, and that they would contact Mr. Simmons, the Chairman of the Board of Contran and of the Company, to discuss Parent’s inquiry.

On September 24 and 26, 2012, Messrs. Watson, O’Brien and Simmons discussed various issues relevant to the Parent’s inquiry, including the prospects for the Company’s business, the complexity of discussions of this nature with a major customer of the Company, including the concern that Parent might pursue other alternatives to a vertical integration strategy for their titanium raw materials needs in the event they could not complete a transaction regarding the Company, the overall economic and political uncertainty, which affected current and potential future prospects for the business, potential changes in tax policy in 2013, the potential harm to the business from a protracted sale process and the alternatives of a purchase of the Affiliated Stockholder Shares, as compared to a purchase of the shares of the entire Company. On September 26, Messrs. Watson and O’Brien also contacted Baker Botts L.L.P. (“Baker Botts”), to discuss various aspects of a potential transaction, including the possibility of selling only the Affiliated Stockholder Shares, and the potential timeline for such transactions.

On September 27, 2012, Messrs. Watson and O’Brien spoke with Mr. Pulley by telephone. Mr. Watson indicated to Mr. Pulley that in order to evaluate Parent’s inquiry, Contran would need to understand Parent’s indication of value, its willingness to mitigate the effect of closing after 2012 and avoid a protracted process and whether the transaction would be for all of the Company or only for the Affiliated Stockholder Shares. Mr. Pulley indicated that he would be in a position to respond more completely within a short period of time. In a follow up email on September 30, 2012, Mr. Pulley indicated that the Parent Board would be meeting the following day, Monday, October 1, 2012, and that Mr. Pulley would contact Contran after the board meeting.

On October 1, 2012, in advance of the Parent Board meeting, Mr. Pulley suggested that Messrs. Watson and O’Brien meet, either in person or telephonically, with Mark Donegan, the Chairman and Chief Executive Officer of Parent, and him on October 2, 2012.

On October 2, 2012 the four executives met telephonically. Mr. Donegan indicated that Parent was very interested in a transaction and would be committed to following through with respect to any proposal made by Parent. Mr. Donegan also indicated that any transaction would be at a significant premium to the current market price and current 30-day average market price for the Company’s shares, and would generally be in the range of up to $17.50 per share. The timing of a proposed expedited transaction was also discussed.

On October 3, 2012, Messrs. Watson and O’Brien met with Mr. Simmons to review the previous day’s discussion with Parent’s representatives. They discussed various aspects of the conversation, including various forms in which a potential transaction could be effectuated, and certain risks of any transaction. After meeting with Mr. Simmons, Messrs. Watson and O’Brien spoke by telephone with Messrs. Donegan and Pulley and indicated that Contran was willing to continue the discussions if there was a sufficient premium to the current market price and Parent was committed to complete any transaction on an expedited basis in 2012, as Parent had previously assured it would do, in order to minimize damage to the business and mitigate any potential taxation risk. The parties also discussed Parent’s view on timing, form of transaction and indications of value.

On October 4, 2012, Messrs. Watson, O’Brien and Pulley talked again by telephone. The parties discussed a number of aspects of a possible transaction, including the need to confirm that Parent would only require limited due diligence, primarily relying on public information, which Mr. Pulley had indicated would be possible during the first call among the parties, and seeking confirmation that, in the interest of meeting Contran’s proposed expedited timeline, Parent would contract directly with Contran in respect of the purchase of Affiliated Stockholder Shares and launch a tender offer for the public shares.

On October 5, 2012, representatives of Contran and the Parent spoke several times by telephone during the day regarding a possible transaction. During these calls, the Parent representatives made the following proposal to the Contran representatives. First, that Parent would seek to acquire all of the Company’s outstanding shares through a public tender offer, with a condition that not less than 90% of all outstanding shares of the Company tender, so that Parent could effect a short-form merger immediately upon closing the offer. Second, Parent would work toward an agreement with Contran and the Affiliated Stockholders to acquire all of the Affiliated Stockholder Shares through the cash tender. Third, Parent proposed an indicative price of $18.50 per share, which Parent indicated was based on analyst reports and other publicly available information. Fourth, Parent representatives indicated that Parent would require limited due diligence information in order to affirm its indicative proposal. Lastly, the Parent representatives stated that Parent would endeavor to close the transaction on an expedited basis in 2012. On the basis of Parent’s proposal, Contran indicated it would agree to proceed further, and both Contran and Parent agreed to permit their respective counsel to communicate with each other and begin to develop more definitive terms and conditions for the potential transaction.

On October 6, 2012, Baker Botts and Stoel Rives LLP (“Stoel Rives”), legal counsel to Parent, spoke briefly regarding the proposed transaction. During such call, Baker Botts indicated that they would be sending a proposed tender agreement to Stoel Rives in the next few days.

On October 8, 2012, representatives of Baker Botts sent a draft of a proposed tender agreement to Stoel Rives, legal counsel to Parent, providing, among other things, for the commencement by Parent or a newly-formed subsidiary of Parent of a cash tender offer for all outstanding common stock of the Company and the agreement of Contran and certain of its affiliates to tender all of their shares into the offer. During the next week, Baker Botts and Stoel Rives, on behalf of their respective clients, exchanged several drafts of the tender agreement. On the same day, Mr. Pulley sent to Mr. O’Brien a due diligence request list asking for certain non-public information regarding the Company.

During the period October 8 through 10, 2012, representatives of Baker Botts and representatives of Stoel Rives met telephonically several times to discuss the terms of the tender agreement and the potential transaction. They were joined on several occasions by representatives of O’Melveny & Myers (“O’Melveny”), also legal counsel to Parent. During this period of time, the legal representatives discussed matters related to possible antitrust clearances in the United States, European Union and other jurisdictions, and the Company’s formation of a board committee consisting of independent directors of the Company in order to evaluate the transaction. In addition, the legal representatives discussed the need for Parent to enter into an appropriate confidentiality agreement directly with the Company in order for Parent to start its due diligence. During these calls, representatives of Stoel Rives first indicated that, as a condition to the transaction, Parent would insist upon a limited indemnification from Contran and its affiliates regarding potential Company shareholder claims.

On October 9, 2012, Baker Botts provided to legal counsel for the Parent certain information about the Company’s country-by-country assets and revenues for the sole purpose of allowing counsel for the Parent to assess whether antitrust clearances in the European Union or other jurisdictions would be required. Such revenue information was expressly provided on a confidential basis to outside counsel only and was not to be shared with Parent.

On October 11, 2012, the Company, in anticipation of entering into an appropriate confidentiality agreement, sent to Parent and to Parent’s counsel, via overnight delivery, certain of the due diligence materials that had been requested by Parent. In response to being sent the package of due diligence materials, representatives of Parent and Parent’s counsel separately informed representatives of Contran and Baker Botts that neither Parent nor counsel to Parent would access or review the materials until a confidentiality agreement between Parent and the Company was executed.

On the evening of October 11, 2012, representatives of the Company scheduled a Company Board meeting for the next day. The purpose of the meeting was to notify the Company Board regarding Parent’s proposal and to advise the independent directors of the Board of their fiduciary duties and the need to hire independent counsel and consider hiring financial advisors, and to request authority from the independent directors for the Company to provide confidential information to Parent upon the execution of an appropriate confidentiality agreements.

Events Occurring After Board Involvement

The following descriptions relate to events occurring from and after the Board became involved with respect to a possible transaction (but the description below regarding the confidentiality agreement between Contran and Parent has been supplied by Contran):

On October 12, 2012, the Company Board held a telephonic meeting. At the meeting, Mr. Watson described the prior discussions between Contran and Parent, and Parent’s proposal to commence a cash tender offer in which all of the Company’s shareholders would have an opportunity to sell at the same time and price as Contran and its affiliates. Mr. Nace advised the independent directors of the Board of their fiduciary duties in connection with a transaction and advised them regarding the hiring of independent counsel and consideration of potentially hiring financial advisors to evaluate the transaction. After discussion, the independent directors present at the meeting, with the concurrence of the other directors present, authorized (i) the delivery to Parent of confidential information of the Company for Parent’s due diligence and antitrust filings, subject to compliance with antitrust laws and entry into an appropriate confidentiality agreement between the Company and Parent and (ii) the retention of independent counsel and financial advisors. After the meeting, Baker Botts sent an email to Parent’s counsel confirming that there had been a Company Board meeting, and indicating what had transpired during the meeting. Later that same evening, one of the independent directors also sent an email to Parent’s counsel, once again confirming that the independent members had authorized delivery of Company confidential information to Parent, subject to execution of an appropriate confidentiality agreement.

Also on October 12, 2012, Company representatives scheduled a meeting of the independent directors to be held on the next day by telephone in order to consider candidates to be hired as independent counsel. On the same day, representatives of the Company delivered an additional package of due diligence materials to Stoel Rives, with instructions that the materials be held in escrow and not provided to Parent or reviewed until such time as an appropriate confidentiality agreement was executed between the Company and the Parent, and Baker Botts sent an email to Parent’s counsel asking counsel to hold in escrow and not provide to Parent any due diligence materials received until such time as Parent and Contran had entered into a confidentiality agreement.

On October 13, 2012, the directors of the Company who are independent for purposes of New York Stock Exchange rules (the “Independent Directors”) met telephonically for the purpose of the review and consideration of candidates to serve as independent counsel. At the meeting, the Independent Directors reviewed a list of five nationally known law firms with substantial experience in corporate governance, special committee representation and mergers and acquisitions without prior associations with Contran or its affiliates and directed representatives of the Company to set up meetings with the firms. On October 15, the Independent Directors met telephonically with three of the law firms and ultimately selected Weil Gotshal & Manges LLP (“Weil”) to serve as their independent legal counsel and to serve as counsel to the Special Committee after its formation. On the same day, Weil entered into an engagement letter with the Company to serve as legal counsel to the independent directors of the board.

On October 16, 2012, Contran entered into a confidentiality agreement with Parent, dated as of October 15, 2012, covering its conversations regarding the transaction and the draft tender agreement.

On October 16, 17 and 18, 2012, the Independent Directors held meetings in which representatives of Weil participated. During the October 16 meeting, representatives of Weil discussed with the Independent Directors the merits and customary contents of a confidentiality agreement, including pointing out that entering into a confidentiality agreement with Parent that included a customary “stand-still” provision could improve the ability of the Independent Directors to control the process, as compared to not having a confidentiality agreement. At the meetings on October 16, 17 and 18, Weil discussed with the Independent Directors certain matters relating to the Independent Directors’ duties, matters relating to director indemnification rights and a proposed draft of Board resolutions to form and empower the Special Committee. At these meetings, the Independent Directors concluded that, though they were making no determination as to whether to proceed with a transaction, the Company should proceed with certain steps, including completion of the confidentiality agreement with Parent and thereafter giving Parent access to certain non-public diligence information, to put the Company in a position where it could be able to proceed with a proposed transaction if the Independent Directors determined to do so. Prior to the October 18, 2012 meeting, one director, Terry Worrell, raised as a potential issue the fact that, in his capacity as a member of the investment committee for the CMRT, an employee benefit-related trust for benefit plans of various companies affiliated with Contran, Mr. Worrell had previously participated in preliminary discussions regarding a cash tender offer at $18.50 per share and had indicated his preliminary interest in such offer with respect to Shares owned by the CMRT. After discussing the matter with a representative of Weil,

Mr. Worrell determined that, due to such facts, he would no longer be serving as an Independent Director with respect to matters relating to a possible transaction and would not serve on the Special Committee (if formed). At the October 18, 2012 meeting, the Independent Directors were notified that Mr. Worrell would not be serving. Mr. Worrell did not participate in the October 18, 2012 meeting or in any subsequent meetings of the Independent Directors or the Special Committee.

On October 16, 2012, representatives of Weil sent a draft confidentiality agreement to representatives of Parent. Over the period from October 16, 2012 through and including October 18, 2012, representatives of Weil negotiated and finalized the terms of the confidentiality agreement with representatives of Stoel Rives, O’Melveny and Baker Botts. Among other things, representatives of Stoel Rives, O’Melveny and Baker Botts requested the deletion of a prohibition on Parent having continued discussions with Contran and its affiliates regarding the terms of a possible tender agreement without the approval of the Independent Directors. Stoel Rives, O’Melveny and Baker Botts did not, however, request the deletion of another prohibition on Parent entering into an agreement with Contran without the approval of the Independent Directors. At the conclusion of the negotiations, both such prohibitions remained in the confidentiality agreement and the confidentiality agreement was executed.

On October 18, 2012, following the execution of the confidentiality agreement between Parent and the Company, Weil advised Stoel Rives that Parent could review certain confidential information of the Company and permitted Parent to review the due diligence materials that were sent to Parent on October 11 and 12, 2012.

On October 19, 2012, the Company’s general counsel provided additional due diligence materials to Parent’s counsel by email, and arrangements were made for due diligence sessions to occur between Company representatives and Parent representatives beginning on October 20, 2012.

On October 19 and 20, 2012, representatives of Weil and Baker Botts discussed the form of the proposed resolutions for formation of the Special Committee. On October 20, 2012, a special meeting of the Board was held at which the Board unanimously (among those attending) adopted the resolutions for the formation of the Special Committee. Among other things, the resolutions empowered the Special Committee to negotiate a transaction with Parent, to reject a transaction with Parent, to explore and recommend alternative transactions and to engage advisors as the Special Committee may determine to be appropriate.

On October 20, 2012, a representative of Stoel Rives called a representative of Weil to indicate that the preliminary results of the financial due diligence call, as well as Parent’s independent analysis following the call, had caused Parent to revisit its financial analysis and to re-evaluate its preliminary proposed acquisition price of $18.50 per share. The representative of Stoel Rives requested through Weil that the Company provide further financial details, including results for the third quarter of 2012 and projected performance for 2013.

At separate meetings on October 22 and 23, 2012, the Special Committee and representatives of Weil met with three different investment banks, including Morgan Stanley & Co. LLC (“Morgan Stanley”), regarding the possible transaction and the possible retention of one of those investment banks as financial advisor to the Special Committee.

Based on Parent’s request, Company management prepared and, on October 22, 2012, with the authorization of the Special Committee, supplied to Parent, two sets of projections for the fourth quarter of 2012 and for 2013, one of which was based on management’s expected case and one of which was based on a “downside” case, as well as preliminary actual results for the third quarter of 2012. For a description of these “2013 Management Case A” and “2013 Management Case B” projections, see “Certain Company Projections” below.

On October 23, 2012, a telephone discussion took place among representatives of Parent (including Mr. Donegan) and Keith Coogan, a member of the Special Committee. During such conversation, Mr. Donegan informed Mr. Coogan that, based on non-public information received from the Company regarding the

Company’s financial performance for the third quarter of 2012 and projections received from the Company for 2013, Parent was not prepared to proceed with a transaction at a price of $18.50 per share. Mr. Donegan informed Mr. Coogan that Parent was lowering its proposed price to $15.75 per share.

That same day, Mr. Coogan convened another meeting of the Special Committee. Representatives of Weil also participated in the meeting, at which Mr. Coogan updated the Special Committee regarding his call with Mr. Donegan and the change in Parent’s proposed price. At the meeting, the members of the Special Committee determined, if an appropriate fee could be agreed, to engage Morgan Stanley as financial advisor to the Special Committee. The Special Committee also approved Mr. Coogan’s appointment as Chairman of the Special Committee.

Company management prepared, and on the evening of October 23, 2012, supplied to Parent, a third set of projections for 2013, which set was based on an “upside” scenario. For a description of these “2013 Management Case C” projections, see “Certain Company Projections” below.

On October 24, 2012, counsel for Parent emailed a representative of Weil to notify him that such additional projections were received by email on October 23, 2012 and that the attachment to such email containing 2013 Management Case C had not been opened. Also on October 24, 2012, a representative from Weil called counsel for Parent asking that Parent not open the attachment containing 2013 Management Case C until Weil had determined the source and basis of 2013 Management Case C. Counsel for Parent agreed to comply with such request.

On October 25, 2012, representatives of Parent (including Mr. Donegan) had a telephone conference with Mr. Coogan and with representatives of Contran (including Mr. Watson) to discuss Parent’s reasons for reducing its price to $15.75 per share. At the end of the call, Mr. Coogan (on behalf of the Special Committee) authorized Parent to access and review the “upside” projections that had been sent to Parent on October 23, 2012 and to let Mr. Coogan know if there might be any change to the price being offered by Parent. Later that same day, representatives of Parent discussed the various projections with members of Company management.

On October 26, 2012, representatives of Parent (including Mr. Donegan) had a telephone conference with Mr. Coogan and representatives of Contran (including Mr. Watson) to discuss the price offered by Parent. On the call, Mr. Donegan indicated that there was no change in Parent’s proposed price of $15.75 per share, and Mr. Coogan indicated that the Special Committee would not be able to respond to Parent until the Special Committee’s financial advisors were engaged.

Also, on October 26, 2012, the Special Committee held a meeting in which representatives of Weil participated. At the meeting, the Special Committee approved the execution of an engagement letter with Morgan Stanley as financial advisor to the Special Committee. The members of the Special Committee then discussed potential conflicts that exist for certain members of the Special Committee, including the fact that Mr. Coogan serves on the boards of directors of two other companies affiliated with Harold C. Simmons and that another member of the Special Committee, General Stafford, serves on the board of directors of one other company affiliated with Mr. Simmons and previously served at various times on the boards of directors of other companies affiliated with Mr. Simmons over a period of more than twenty years. The members of the Special Committee also discussed the fact that, approximately twenty years ago, a consulting firm of which General Stafford was a principal was retained by, and received approximately $300,000 in fees from, a company affiliated with Mr. Simmons in connection with a proxy contest. The members of the Special Committee determined that, aside from those directorships and such consulting engagement, no member of the Special Committee had any other personal or professional relationships with Mr. Simmons or his affiliates and determined, after consultation with Weil, that none of the potential conflicts posed a material threat to any Special Committee member’s ability to fulfill his responsibilities as a member of the Special Committee and act in the best interests of the Company’s minority stockholders. The members of the Special Committee also acknowledged the risk that Mr. Simmons could, among other things, take actions to remove the members of the Special Committee from their various directorships in the event the Special Committee took action that Mr. Simmons deemed to be contrary to his interests and determined that this would not deter them from acting in the best interests of the Company’s minority stockholders.

On October 27 and 29, 2012, representatives of Morgan Stanley conducted due diligence sessions with representatives of Company management, in connection with Morgan Stanley’s analysis of the proposed transaction.

On October 29, 2012, a representative of Weil had a telephone call with representatives of Stoel Rives and O’Melveny regarding certain transaction structure issues that would be relevant if the parties were able to agree on a price. The representative of Weil conveyed the Special Committee’s concern about harm that would result from a transaction failing to close after it was announced in a case where there is clear support for the transaction by the public stockholders (who are not affiliated with Contran). The Weil representative indicated that the Special Committee was concerned that, given the lack of significant authorized but unissued Shares available for a “top up” option, a 90% threshold could be hard to meet, even if the public stockholders were overwhelmingly in favor of the transaction, and that the Special Committee believed that the tender condition should be satisfied if a majority of the Shares not held by Contran and its affiliates were tendered.

Later on October 29, 2012, representatives of Contran requested a call with Morgan Stanley in order to provide Morgan Stanley with an understanding of Contran’s view of transaction terms that Contran and its affiliates would be willing to support in their capacity as stockholders of the Company. Representatives of Contran (including Mr. Watson), Morgan Stanley, Baker Botts, Weil and Mr. Coogan (on behalf of the Special Committee) participated in the call, which occurred on the evening of October 29, 2012. Mr. Watson described the history of discussions with Parent and described certain challenges and risks facing the Company’s business. Mr. Watson also expressed the view that, if the Company was not acquired by Parent, Parent might attempt to acquire another supplier that could, in the long term allow Parent to replace the Company as a supplier. Mr. Watson indicated that Contran and its affiliates would be prepared to support as stockholders a transaction at $15.75 per share, assuming that the transaction could be completed in 2012 and all other terms were resolved in a manner acceptable to Contran.

On October 30, 2012, the Special Committee held a meeting in which representatives of Morgan Stanley and Weil participated. Representatives of Morgan Stanley reported on the previous evening’s conversation with Contran and indicated their view that Parent’s decrease in price could be attributed, among other factors, to the Company’s diminished financial performance (as compared to market expectations) for the third quarter of 2012 and projections for 2013 that were lower than market expectations. The Special Committee discussed the need to consider whether this was the appropriate time to sell the Company and the need to consider the Company’s value on a stand-alone basis. The Special Committee also discussed certain timing considerations in connection with a proposed transaction, including the fact that, in order to close during 2012 (which the Special Committee believed was necessary in order to obtain the commitment of Contran and its affiliates to support a transaction), a filing with the European Commission would have to be made no later than November 16, 2012, and the fact that the Company would need to file its Form 10-Q and announce earnings no later than November 9, 2012. Morgan Stanley discussed its views regarding the potential negative impact on the Company’s stock price of the earnings announcement in the absence of an announcement of a transaction. The Special Committee discussed a concern that Parent might use a decreased Company stock price after the earnings announcement as a basis for further reduction of its $15.75 current offer price. The Special Committee discussed strategy and process to seek a higher price.

On October 30, 2012, Mr. Coogan called Mr. Donegan. In the call Mr. Coogan told Mr. Donegan that the Special Committee had met and that the Special Committee was very disappointed in Parent’s price reduction. Mr. Coogan indicated that the Special Committee thought that Parent’s model for the Company prior to its receipt of non-public diligence information would have been in line with the model after receipt of such information, given Parent’s visibility into the Company’s business for 2013. Mr. Donegan responded that, prior to receiving the Company’s non-public financial information, Parent did not know or expect that the Company’s future performance would be below analyst expectations. Mr. Coogan informed Mr. Donegan that the Special Committee would meet again on November 1, 2012, to discuss Morgan Stanley’s preliminary views regarding the value. Mr. Coogan also indicated that, if there could be a basis for an agreement on price, Parent would have to be willing to close the tender offer, even if less than 90% of Shares had been tendered, and that the definitive agreement would need to provide for the ability of the Special Committee to do a market check.

On November 1, 2012, the Special Committee held a meeting in which representatives of Morgan Stanley and Weil participated. At the meeting, Morgan Stanley presented its preliminary analysis of (i) the Company and its value, (ii) the $15.75 per share offer price then proposed by Parent and (iii) the prospects of receiving a higher offer either from Parent or from another buyer. Morgan Stanley expressed the view that the $15.75 per share offer price compared favorably to the value of the Company on a stand-alone basis, based on various valuation metrics. Morgan Stanley was asked for its view as to the likelihood that the Special Committee could obtain a price higher than $15.75 per share if the Special Committee conducted a broader process, including an auction. Morgan Stanley indicated that, based on (among other factors) its analysis of the fullness of the price being offered by Parent, the limited financial wherewithal of other strategic buyers and Morgan Stanley’s view that other strategic buyers could not achieve the same synergies or strategic benefits that Parent could expect to achieve with this transaction, it was Morgan Stanley’s view that, even if the Special Committee began an auction process at that time, it was unlikely that the Special Committee would be able to obtain a price of $15.75 or more from another buyer (whether a strategic buyer or financial buyer) at that time. The members of the Special Committee discussed the fact that, when questioned by Mr. Coogan, representatives of Contran confirmed that its position that it would commit to support a transaction only if the transaction closed before year end was driven by the likelihood of income tax rates increasing in 2013 and a desire to complete any transaction as quickly as possible, and not by any liquidity need or other factor. The members of the Special Committee agreed that such holders’ tax considerations could not be a basis for the Special Committee’s determination as to the advisability of a sale of the Company. The Special Committee discussed other aspects of the proposed transaction, including the termination fee during the “go shop” period and the need to ensure that Contran and its affiliates would be contractually committed as stockholders to continue to support the transaction even if the transaction did not close by the end of 2012. The Special Committee also discussed strategy to seek to have Parent increase its offer price.

On the morning of November 2, 2012, the Special Committee held another meeting in which representatives of Morgan Stanley and Weil participated. After discussion and deliberation, the members of the Special Committee unanimously concluded that, in light of factors including, without limitation, the 2012 third quarter results that would be below market expectations, the Company’s long-term prospects and the Company’s anticipated future trading prices as discussed by Morgan Stanley, a sale of the Company at the right price was in the best interest of the Company and its public shareholders. The members of the Special Committee also discussed their views as to whether the process with Parent was likely to obtain not only a fair price, but also the best price reasonably obtainable. Representatives of Morgan Stanley reiterated their view that it was unlikely that the Special Committee would obtain a price of $15.75 or more from any other bidder at that time, even if the Special Committee began an auction process at that time. Morgan Stanley summarized reasons that financial buyers would be unlikely to be able to meet or exceed a $15.75 per share price and discussed each of the most likely alternative strategic bidders for the Company and reasons why, in Morgan Stanley’s view, it was unlikely that any of such potential bidders would be willing or able to meet or exceed a $15.75 per share price. After deliberation, the Special Committee unanimously determined to instruct Mr. Coogan to attempt to negotiate with Parent for a higher price.

After the Special Committee meeting on the morning of November 2, 2012, Mr. Coogan had a telephone conference with representatives of Parent (including Mr. Donegan). In the call, Mr. Coogan described the continued concerns of the Special Committee with Parent’s reduced price and indicated that the Special Committee did not believe that Parent’s price adequately took into account expected synergies or the strategic importance of the proposed transaction to Parent. Mr. Coogan indicated that, given that the Special Committee was being asked to approve the transaction without a pre-signing market check, it would be important that Parent’s price be preemptive. Mr. Coogan emphasized that there also were other important deal points, including the need to sign (if at all) before earnings were to be announced on November 9, 2012, the need to include a post-signing market check and low initial termination fee and the need for Parent to close the tender offer with less than 90% of the shares of the Company having been tendered.

Following such call, a telephone conference occurred between representatives of Parent (including Mr. Donegan and Mr. Pulley) and a representative of Morgan Stanley. On the call, Mr. Pulley indicated that Parent’s view was that, in evaluating Parent’s proposed price, the Special Committee should take into account certain unfunded pension liabilities and environmental clean-up costs that a buyer of the Company would effectively bear, as well as the fact that the Company owned certain illiquid securities of other companies.

Later that day, representatives of Parent (including Mr. Donegan) called Mr. Coogan and indicated that Parent would be prepared to increase its offer to $16.25 per share.

The Special Committee held another meeting on November 2, 2012 with representatives of Morgan Stanley and Weil also participating in the meeting. In the meeting, Mr. Coogan described his discussion with Mr. Donegan and the proposed $16.25 per share price. The members of the Special Committee discussed whether $16.25 per share was likely as high as Parent would go, and the possibility of making one more attempt to obtain an increase in Parent’s price. Members of the Special Committee expressed the view that Parent still may not be adequately accounting in its price for the likely synergies and strategic importance of the proposed transaction to Parent. After deliberation, the Special Committee concluded to seek an additional telephone discussion between Mr. Donegan and all three members of the Special Committee. Such call occurred the same day. On the call, the individual members of the Special Committee expressed their views to Mr. Donegan regarding the strategic importance of the proposed transaction to Parent and indicated that they would be prepared to recommend a transaction at a price of $16.75 per share. Mr. Donegan left the call for a period of time to consider the proposal. When he returned to the call, Mr. Donegan indicated that Parent would be willing to increase its price to $16.50 per share, but that such offer was Parent’s best and final offer and that there was nothing further to discuss if such offer was not acceptable to the Special Committee.

The Special Committee met again on November 2, 2012 with representatives of Morgan Stanley and Weil also participating and, after deliberation, determined that a price of $16.50 per share was as high as Parent was willing to go and that any additional attempts to negotiate the price could be futile and counterproductive. The Special Committee also determined that the $16.50 per share price was the highest price reasonably obtainable. Mr. Coogan called Mr. Donegan and conveyed the message that the Special Committee was willing to attempt to finalize a merger agreement based on a $16.50 per share price.

After Mr. Coogan called Mr. Donegan, he called Mr. Watson, to inform Contran of the outcome of discussions with Parent. Mr. Coogan indicated that, assuming a merger agreement could be finalized, the Special Committee would be able to support the transaction only if Contran and its affiliates were willing to contractually commit to continued support for the transaction with Parent, in their capacities as a stockholders of the Company, even if the Offer does not close by the end of 2012. Mr. Watson indicated that Contran did not agree that its commitment to support the transaction with Parent would extend, without Contran’s consent, beyond the end of 2012.

On the night of November 2, 2012, Weil sent Stoel Rives and O’Melveny a draft of the Merger Agreement. That same night, Weil sent Baker Botts a draft Support Agreement in a form requested by the Special Committee, which included a provision for the continued commitment by Contran and its affiliates to continue to support the transaction with Parent as stockholders as long as the Merger Agreement remains in effect, even if the Offer is not closed by the end of 2012. On November 3, 2012, at the request of Stoel Rives, Weil also forwarded the draft of the Support Agreement to Stoel Rives and O’Melveny.

On November 4, 2012, Baker Botts sent Weil and Stoel Rives a revised draft of the Support Agreement. Such revised draft included a provision that, in the sole discretion of Contran and its affiliates, if the Offer did not close before December 27, 2012, at any time thereafter Contran and its affiliates would have a right to terminate the Support Agreement if they determined that any change in federal tax rules would cause an adverse impact on the net proceeds Contran and its affiliates would realize in connection with the transaction in comparison to the net proceeds that would otherwise have been realized under the federal tax rules in effect prior to January 1, 2013.

Also on November 4, 2012, Stoel Rives sent a revised draft of the Merger Agreement to the Special Committee’s representatives. Among other things, the draft included a condition that would permit Parent to elect to not close the Offer unless at least 90% of all outstanding Shares were tendered. On November 5, 2012, representatives of Weil and Morgan Stanley discussed the revised draft with Mr. Coogan. Later that day, representatives of Weil had a telephone conference with representatives of Stoel Rives and O’Melveny to provide initial feedback on certain revisions made in such draft.

On November 6, 2012, representatives of Stoel Rives and O’Melveny called representatives of Weil to inform them that Parent’s willingness to proceed with a transaction was contingent on the willingness of Contran and its affiliates to contractually agree to continue to support the transaction as stockholders even if the Offer does not close before the end of 2012, and the willingness of Contran and its affiliates to provide indemnification to Parent for certain stockholder litigation that may arise in connection with the proposed transaction. Representatives of Weil then called a representative of Baker Botts to pass along to Contran this message from Parent.

On the evening of November 6, 2012, Mr. Coogan and representatives of Parent, Contran, Morgan Stanley, Weil, Stoel Rives, O’Melveny and Baker Botts had a telephone conference to discuss Parent’s stated position. At the conclusion of the call, Mr. Watson indicated that Contran and its affiliates would be willing to contractually commit as stockholders to continue to support the transaction even if the Offer did not close by the end of 2012 and to provide limited indemnification to Parent in the event of certain stockholder litigation relating to the proposed transaction, provided that Parent would require the minimum tender condition be only a majority of the minority (and not 90%) of all outstanding Shares. Later that night, Weil sent a revised draft of the Merger Agreement to Parent’s representatives and to Contran’s representatives.

On November 7, 2012, O’Melveny sent a revised draft of the Support Agreement to representatives of Contran and the Special Committee. Later that day, Parent’s general counsel, the Company’s general counsel and associate general counsel, representatives of Stoel Rives, representatives of Baker Botts and representatives of Weil began in-person meetings at Weil’s offices in Dallas (with representatives of O’Melveny participating by telephone). At these meetings, representatives of Parent, Stoel Rives, O’Melveny and Weil attempted to negotiate the final terms of the Merger Agreement, with the Company’s general counsel and associate general counsel participating in the negotiation of representations, warranties and covenants of the Company. Among other things, the Merger Agreement negotiations addressed the representations and warranties of the Company, the Company’s covenants relating to the conduct of its business, and the “go shop” and “no shop” provisions, including related termination rights and termination fee payments. Representatives of Baker Botts also participated in a discussion of certain final Merger Agreement issues. Representatives of Parent, Stoel Rives, O’Melveny, Baker Botts and Weil attempted to negotiate the final terms of the Support Agreement. These negotiations related to, among other things, the terms and scope of the indemnification obligation of Contran and its affiliates and the terms under which stockholder parties to the Support Agreement could transfer Shares to third party transferees who agree to be bound by the Support Agreement.

On the evening of November 7, 2012, the Special Committee held a meeting, with representatives of Weil participating in the meeting. At the meeting, Weil and Mr. Coogan provided an update on the status of negotiations and the remaining issues.

On November 8, 2012, in-person negotiations among representatives of the parties continued in Weil’s offices in Dallas. Mr. Coogan participated in person in such meetings during that day and evening. On that evening, the Special Committee held a meeting in which representatives of Morgan Stanley and Weil also participated. At the meeting, Mr. Coogan and representatives of Weil informed the Special Committee that negotiations with respect to the merger agreement were essentially complete but that Parent and Contran remained in discussions regarding certain provisions in the Support Agreement.

On the morning of November 9, 2012, the Special Committee held a meeting in which representatives of Morgan Stanley and Weil also participated. At the meeting, representatives of Weil gave an update on the status of negotiations and indicated their view that all remaining issues were likely to be resolved during the next several hours. At the request of the Special Committee, Morgan Stanley then presented its financial analysis of the proposed Offer Price and delivered its oral opinion to the Special Committee, which was confirmed by delivery of a written opinion later that morning, to the effect that as of the date of the fairness opinion, and subject to various assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as described to the Special Committee and set forth therein, the proposed $16.50 per share cash consideration to be received by holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the holders of the Shares (other than Harold C. Simmons, his family members and entities controlled by Harold C. Simmons, which are collectively referred to as the “Simmons Affiliates”), entitled under the Merger Agreement to the payment thereof. A representative of Weil then summarized the key provisions of the Merger Agreement. The Special Committee then discussed the reasons for supporting the Offer and Merger. After such discussion, the Special Committee unanimously concluded that the Merger Agreement and the transactions contemplated thereby were advisable and in the best interest of the Company and the holders of Shares (other than the Simmons Affiliates, as to whom no determination was made) and that the per share consideration represented by the Offer was the best price reasonably obtainable and determined to recommend to the Board that the Board recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement.

Later in the morning of November 9, 2012, the Board held a special meeting that Morgan Stanley attended at the invitation of the Board. At the meeting, Mr. Watson summarized for the board the developments leading up to the transaction, indicated that the negotiations concerning the transaction were essentially complete and that the Special Committee had advised that it was prepared to make a recommendation with respect to the transaction. Mr. Coogan then informed the board that the Special Committee met earlier that morning to discuss the transaction and then introduced representatives of Morgan Stanley. A representative of Morgan Stanley summarized for the Board the financial valuation analysis presented earlier that day by Morgan Stanley to the Special Committee and confirmed that at the request of the Special Committee Morgan Stanley had on that day rendered to the Special Committee an opinion to the effect that as of that day, and subject to various assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as described to the Special Committee, the proposed $16.50 per Share cash consideration to be received by holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the holders of the Company’s Shares (other than the Simmons Affiliates), entitled under the Merger Agreement to the payment thereof. Mr. Coogan then advised the board that during the Special Committee’s meeting, the members of the Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby were advisable and in the best interests of the Company and that the per share consideration represented by the Offer was the best price to be obtained for the Company considering the current facts and circumstance and determined to recommend to the Board that the Board recommend that the holders of the Shares accept the Offer, tender their shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement. Each of Messrs. Coogan, Stafford and Zucconi, comprising the members of the Special Committee, then stated their individual determination concerning the foregoing. The directors who are members of the Special Committee and the other outside director, Mr. Worrell, who did not serve on the Special Committee, then unanimously determined that the Merger Agreement be adopted and approved and that the Company be authorized to enter the Merger Agreement and the transactions contemplated thereby and the Board recommended that the holders of the Shares accept the Offer, tender their shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement, and that the Board approve the transactions contemplated by the Merger Agreement. Mr. Watson then stated that although the interested directors ordinarily would abstain from approving the Merger Agreement and the transactions contemplated thereby, because the Merger Agreement required unanimous approval by the Board, the full Board then unanimously approved and adopted the foregoing resolutions that had been adopted by the Independent Directors.

On the afternoon of November 9, 2012, the Merger Agreement and Support Agreement were finalized and executed by the applicable parties.

Reasons for Recommendation

In reaching its unanimous decision to approve the Offer, the Merger and the Merger Agreement and to recommend that the Board approve the Offer, the Merger and the Merger Agreement and recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Special Committee consulted with senior management of the Company regarding, among other things, the industry, the Company’s business and capital plans, the Company’s prospects as an independent company and operational matters, with its financial advisor regarding the financial aspects, as well as the fairness of the transaction from a financial point of view to the stockholders of the Company, and with its legal counsel regarding the Special Committee’s legal duties, the terms of the Merger Agreement and related issues. The Special Committee believed that, taken as a whole, the following factors supported its determination to approve the Offer, the Merger and the Merger Agreement (and the Board has concurred with the views of the Special Committee):

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Premium to Market Price. The relationship of the Offer Price of $16.50 per share of Common Stock to the current trading price and the historical trading prices of the shares of Common Stock, including the fact that the Offer Price represents an implied premium of approximately 44.2% to the $11.44 per share closing price on November 8, 2012 (the last full trading day prior to the date of the meeting of the Special Committee to consider and approve the Merger Agreement) and an implied premium of approximately 36.4% to the average closing price per share of Common Stock for the 30 days prior to and including November 8, 2012.

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Strategic Alternatives. The Special Committee’s belief, after a review of other strategic opportunities reasonably available to TIMET, including continuing to operate on a stand-alone basis and the possibility of growing its business through significant acquisitions and internal growth while remaining an independent public company, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that completion of the Offer and consummation of the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value.

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Full and Fair Value. The Special Committee’s belief that the Offer Price of $16.50 per share of Common Stock represents full and fair value for the shares of Common Stock, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of TIMET, and the relative certainty and liquidity of the consideration in cash for the Offer and the Merger compared to the risks and uncertainty associated with the operation of TIMET’s business as an independent company.

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Best Price Reasonably Available. The Special Committee’s belief that the Offer Price of $16.50 per share of Common Stock represents the best price reasonably available for the shares of Common Stock taking into account, among other factors, the fact that the Offer Price fell above, or towards the high end of, the range of values generated by the financial advisor’s financial analysis of the Offer Price, and the Special Committee’s belief that, for a variety of reasons discussed with the Special Committee’s financial advisor, it was unlikely that any other potential buyer for the Company would be willing to pay more than Parent and Purchaser to acquire the Company.

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Ability to Confirm Best Price through Post-signing “Go-shop” Period. The fact that the Special Committee’s belief that it has obtained the best price reasonably available for the Company’s stock will be tested through a post-signing “go-shop” process.

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Risk of Losing the Offer Price. The fact that agreeing to the Offer and Merger at this time eliminated the risks that Parent and Purchaser could have reduced their Offer Price of $16.50 per share of Common Stock: (i) following the announcement of the Company’s third quarter results given the likelihood that the Company’s stock price would have declined on the announcement of those financial results; and (ii) if the Company had conducted an auction process because the Special Committee believed, after discussions with its financial and legal advisors, that it was unlikely that any other bidder would be willing to pay more than Parent and Purchaser.

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Approval by a Majority of the Company’s Minority Stockholders. The fact that the Offer and Merger are subject to approval by a majority of the Company’s stockholders excluding (1) Contran, its affiliates and any transferees of such persons after the date of the Merger Agreement in accordance with the terms of the Support Agreement and (2) the officers and directors of TIMET.

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Certainty of Value. The fact that the consideration to be received by TIMET’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of value to the Company’s stockholders.

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Likelihood of Completion; Financial Strength of Parent. The likelihood of the Offer and Merger being approved by applicable regulatory authorities and the fact that Parent’s and Purchaser’s obligations under the Offer are not subject to any financing condition.

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Opinion of Morgan Stanley. The oral opinion of Morgan Stanley to the Special Committee on November 9, 2012, which was confirmed in writing, that, as of that date and based upon and subject to the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as described to the Special Committee and set forth therein, the $16.50 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the holders of Shares of Common Stock (other than the Simmons Affiliates) entitled under the Merger Agreement to payment thereof. The full text of Morgan Stanley’s written opinion is attached hereto as Annex B. For further discussion of the Morgan Stanley opinion, see “—Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee” below.

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Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the Company’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the contemplated transactions, and the fact that the Merger Agreement requires Purchaser, if it acquires (A) at least a majority of the Shares issued and outstanding as of the date the Shares are accepted for payment pursuant to the Offer and (B) at least a majority of the Shares excluding Shares owned by (1) Contran, its affiliates and any transferees of such persons after the date of the Merger Agreement in accordance with the terms of the Support Agreement and (2) the officers and directors of the Company, issued and outstanding as of the date the Shares are accepted for payment pursuant to the Offer, to consummate a second-step Merger in which stockholders who do not tender their Shares in the Offer will be entitled to receive cash consideration equal to the Offer Price.

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Extension of Offer. The fact that, subject to its limited exceptions, Parent is required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

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Business Reputation of Parent. The business reputation and capabilities of Parent and its management and the substantial financial resources of Parent and Purchaser, which the Special Committee believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

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Terms of the Merger Agreement. The provisions of the Merger Agreement that allow the Company to initiate, solicit and encourage proposals for a business combination from a third party, under certain circumstances specified in the Merger Agreement, and the right of the Company after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee, and the belief of the Special Committee that the termination fee was reasonable, would not be a significant deterrent to competing offers and was not designed to preclude higher offers from third parties. In addition, the provisions of the Merger Agreement provide the Company with the ability to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances. In addition, the Support Agreement will terminate in the event the Company terminates the Merger Agreement.

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Appraisal rights. The availability of statutory appraisal rights under Delaware law in the Merger for the Company’s stockholders who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Delaware law.

The Special Committee has also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplates by the Merger Agreement, including, but not limited to, the following:

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No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give TIMET’s public stockholders the opportunity to realize a premium over the prices at which the shares of Common Stock were trading prior to the meeting of the Special Committee to consider and approve the Merger Agreement, TIMET’s public stockholders will cease to participate in TIMET’s future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Common Stock might have increased in the future to a price greater than $16.50 per share.

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Termination Fee. The possibility that the termination fee payable by TIMET to Parent may deter third parties who might be interested in exploring an acquisition of TIMET and, if the Merger Agreement is terminated in circumstances where the termination fee is not immediately payable, may also impact TIMET’s ability to engage in another transaction for up to one year following such termination, and the fact that TIMET may be required to pay the termination fee under circumstances in which TIMET does not engage in another transaction. In addition, the Special Committee recognized that the provisions in the Merger Agreement relating to termination fees were insisted upon by Parent as a condition to entering into the Merger Agreement; however, the Special Committee was of the view, after discussion with its legal and financial advisors, that the amount of the termination fee and the provisions in the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable in light of, among other things, the benefits of the Offer and the Merger to TIMET’s stockholders, and would not likely deter competing bids.

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Taxable Consideration. The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

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Business Disruption Resulting from Offer. The possible disruption to TIMET’s business and the possible effect on the ability of TIMET to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of TIMET’s management.

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Potential Conflicts of Interest. The fact that TIMET’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of TIMET’s other stockholders. For a further discussion of such conflicts of interest, see “Item 3. See Past Contacts, Transactions, Negotiations and Agreements.”

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Interim Restrictions on Business Pending the Completion of the Offer. The restrictions imposed by the Merger Agreement on the conduct of TIMET’s business prior to completion of the Offer, which could delay or prevent TIMET from undertaking some business opportunities that may arise during that time.

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Parent Control of Board after Completion of Offer. The provisions of the Merger Agreement that provide, subject to certain conditions, Purchaser with the ability to obtain representation on the Board proportional to Purchaser’s ownership of shares of Common Stock upon completion of the Offer.

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Risk Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to TIMET if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, and the payment by TIMET of its expenses associated with the Offer and Merger.

The foregoing discussion of information and factors considered by the Special Committee is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Special Committee in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. The members of the Special Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of TIMET, in consultation with TIMET’s management and the Special Committee’s legal and financial advisors. In light of the variety of factors and amount of information that the Special Committee considered, the members of the Special Committee did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Special Committee was made after considering the totality of the information and factors involved. Individual members of the Special Committee may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially by such persons for purchase pursuant to the Offer, other than shares of Common Stock that are not transferable.

Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee

At the request and direction of the Special Committee, on October 26, 2012, Morgan Stanley was retained by the Company to act as financial advisor to the Special Committee in connection with the proposed transaction with Parent. The Special Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the industry. At the request of the Special Committee, on November 9, 2012, Morgan Stanley rendered its oral opinion, which was confirmed in writing, to the Special Committee that, as of that date, and based upon and subject to the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as described to the Special Committee and set forth in its opinion, the Offer Price was fair from a financial point of view to the holders of shares of Common Stock (other than the Simmons Affiliates) entitled under the Merger Agreement to payment thereof.

The full text of Morgan Stanley’s written opinion to the Special Committee, dated November 9, 2012, is attached hereto as Annex B. Holders of Common Stock should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion is directed to the Special Committee, in its capacity as such, and addressed only the fairness of the Offer Price from a financial point of view to the holders of shares of Common Stock (other than the Simmons Affiliates) entitled under the Merger Agreement to payment thereof and did not address any other aspects of the Offer or the Merger. The opinion does not constitute advice or a recommendation as to how the holders of shares of Company common stock should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such holders should tender their shares into the Offer. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	Reviewed certain publicly available financial statements and other business and financial information of the Company and Parent, respectively;

•	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	Reviewed certain financial projections prepared by the management of the Company;

•	Reviewed information relating to certain strategic, financial and operational benefits to Parent anticipated from the Merger, prepared by the management of the Company;

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Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

•	Reviewed the pro forma impact of the Merger on Parent’s earnings per share (“EPS”), cash flow, consolidated capitalization and financial ratios;

•	Reviewed the reported prices and trading activity for the Common Stock;

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Compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	Participated in certain discussions and negotiations among representatives of the Special Committee and Parent and their advisors;

•	Reviewed a draft, dated November 9, 2012, of the Merger Agreement and certain related documents; and

•	Performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley relied upon, without independent verification, the assessment by the management of the Company of: (i) the strategic, financial and other benefits expected to result from the transaction; (ii) the timing and risks associated with the integration of the Company and Parent; (iii) their ability to retain key employees of the Company and Parent, respectively and (iv) the validity of, and risks associated with, the Company and Parent’s existing and future technologies, intellectual property, products, services and business models. Morgan Stanley is not a legal, tax or regulatory advisor. It is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley’s opinion addressed only the fairness of the Offer Price from a financial point of view to the holders of shares of Company common stock (other than the Simmons Affiliates) entitled under the Merger Agreement to payment thereof. Morgan Stanley expressed no view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, or as to the fairness or the amount of any compensation or other payment or compensation of any kind to any of the Simmons Affiliates in connection with or as a result of the transactions contemplated by the Merger Agreement, in either such case whether relative to the Offer Price or otherwise, nor did Morgan Stanley express any opinion as to the fairness of the terms under which any contract between the Company or any of subsidiaries on the one hand, and any Simmons Affiliate, on the other hand, may be terminated or continue in effect following the closing of the Offer, whether relative to the Offer Price or otherwise. Furthermore, for purposes of its analysis, Morgan Stanley assumed with the Special Committee’s consent that all transactions and intercompany arrangements between the Company or its subsidiaries, on the one hand, and any Simmons Affiliate, on the other hand were, are and will remain on terms no less favorable to the Company or any such subsidiary than could be obtained by the Company or any such subsidiary from an unaffiliated third party. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, November 9, 2012. Events occurring after November 9, 2012 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to any acquisition, business combination or other extraordinary transaction, involving the Company. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion to the Special Committee. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

Trading Range and Research Targets

Morgan Stanley reviewed the historical trading range of the Common Stock for various periods ended November 8, 2012. Morgan Stanley noted that, as of November 8, 2012, the closing price of the Common Stock was $11.44 per share, compared to the offer price of $16.50. Morgan Stanley also noted that the low and high closing prices for the Common Stock for the 52 week period ending November 8, 2012 was $10.42 and $16.53, respectively.

Morgan Stanley reviewed sell side analyst price targets for the Common Stock prepared and published by three equity research analysts that published price targets for the Company since August 9, 2012. These targets reflect each analyst’s estimate of the 12 month future public market trading price of the Common Stock and were not discounted to present value. Morgan Stanley noted the undiscounted stock price targets for the Common Stock as of November 8, 2012 of $13.00 per share (from a sell side analyst report dated October 12, 2012), $17.00 per share (from a sell side analyst report dated August 9, 2012) and $20.00 per share (from a sell side analyst report dated August 10, 2012). In order to better compare the published stock price targets with the offer price, Morgan Stanley discounted such stock price targets to present value (as of November 8, 2012) by applying an illustrative discount rate of 9.5%, based on the Company’s assumed cost of equity calculated using a capital asset pricing model, for a one-year discount period, which was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, the Company’s assumed cost of equity using a capital asset pricing model, which is a financial valuation method that takes into account both returns in equity markets generally and volatility in a company’s common stock. This calculation indicated a range of stock price targets for the Common Stock of approximately $11.87 to $18.26 per share. The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for the Common Stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Comparable Companies Analysis

Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for the Company corresponding to current and historical financial information, ratios and public market multiples for other companies that share similar business characteristics with the Company, referred to as the “comparable companies.”

These companies included the following:

•	Precision Castparts Corp.

•	Allegheny Technologies Inc.

•	Carpenter Technology Corporation

•	Toho Titanium Co., Ltd.

•	RTI International Metals Inc.

The comparable companies were chosen based on Morgan Stanley’s knowledge of the metal components and products industry. Although none of the comparable companies is directly comparable to the Company, the comparable companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that for purposes of its analysis Morgan Stanley considered similar to the Company.

Based on the respective closing share prices as of November 8, 2012, historical financial information contained in their respective public filings and publicly available research estimates, Morgan Stanley calculated and reviewed, among other things, the following statistics for comparative purposes:

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the ratio of the aggregate value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents, to calendar year 2012 estimated earnings before interest, income taxes, depreciation and amortization (excluding equity based compensation expense), referred to as EBITDA;

•	the ratio of the aggregate value to calendar year 2013 estimated EBITDA;

•	the ratio of the stock price to calendar year 2012 estimated earnings per share, referred to as EPS; and

•	the ratio of the stock price to calendar year 2013 estimated EPS.

The following table sets forth the high, low, mean, and median of the following ratios for the comparable companies, as of November 8, 2012, in each case based on publicly available research analysts’ estimates and public filings: the ratio of the aggregate value to calendar year 2012 estimated EBITDA, the ratio of the aggregate value to calendar year 2013 estimated EBITDA, the ratio of the stock price to calendar year 2012 estimated EPS, and the ratio of the stock price to calendar year 2013 estimated EPS.

Comparable Companies
	High	Low	Mean	Median
2012E AV/EBITDA	12.4x	7.7x	9.6x	9.0x
2013E AV/EBITDA	13.6x	5.9x	8.5x	7.3x
2012E P/E	32.2x	15.3x	20.8x	18.0x
2013E P/E	20.0x	12.6x	15.3x	14.3x

Based on its professional judgment and taking into consideration, among other things, the observed multiples for the comparable companies and the forecasts included in publicly available research estimates for the Company, referred to in this discussion as the “Street Case”, and Company management’s three forecast cases, Management Case A, Management Case B and 2013 Management Case C (each defined in “Item 8. Additional Information — Certain Company Projections” of this Statement), Morgan Stanley applied AV/EBITDA multiples ranging from 6.5x to 8.0x to estimated EBITDA for 2013 and derived a reference range of implied equity value per share of the Company’s common stock of $11.00 to $13.75 based on estimated EBITDA for 2013 included in the Street Case; $9.50 to $11.75 based on estimated EBITDA for 2013 included in Management Case A; $11.50 to $14.00 based on estimated EBITDA for 2013 included in Management Case B; and $13.25 to $16.50 based on estimated EBITDA for 2013 included in 2013 Management Case C. In the exercise of its judgment, Morgan Stanley did not place significant weight on its analysis of Toho Titanium Co. Ltd. in this analysis due to Toho Titanium’s relative scale, significantly different end-markets and recent financial performance, when compared with the other comparable companies and the Company.

No company utilized in this analysis is identical to the Company. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or the financial markets in general, which could affect the public trading value of the companies selected for comparison. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected company data.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company’s common equity as a function of the company’s estimated future EBITDA and a potential range of aggregate value to EBITDA multiples. The resulting value is subsequently discounted to arrive at a present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of the Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2015 estimated EBITDA based on the Street Case, Management Case A and Management Case B. 2013 Management Case C was not utilized by Morgan Stanley in this analysis because that case only included projections into calendar year 2013. Morgan Stanley applied a range of EBITDA multiples of 6.5x – 8.0x to these estimates and a discount rate of 9.5% based on the Company’s assumed cost of equity calculated using a capital asset pricing model. Based on the foregoing, Morgan Stanley derived reference ranges of implied equity values per share of the Common Stock of $11.50 to $14.25 based on the forecasts included in the Street Case, of $11.50 to $14.00 based on the Company’s forecasts included in Management Case A, and of $12.50 to $15.25 based on the Company’s forecasts included in Management Case B.

Precedent Transactions Analysis

Morgan Stanley reviewed the purchase prices paid and calculated the ratio of the transaction value to the last 12 months EBITDA as reflected in the table below, based on publicly available information for the following select metal processor and aerospace related transactions since 2005:

Announcement Date	Acquiror	Target	Transaction Value (AV) ($MM)	AV/ LTM EBITDA
7/17/2012	Precision Castparts Corp.	McSwain Manufacturing Corporation	295	~13.0x
3/8/2012	Precision Castparts Corp.	RathGibson, Inc.	NA	NM
9/22/2011	Nippon Steel Corporation	Sumitomo Metal Industries, Ltd.	22,474	10.3x
9/12/2011	Warburg Pincus LLC	Consolidated Precision Products	~600	~10.5x
7/10/2011	Precision Castparts Corp.	Primus International Inc.	900	11.4x
6/20/2011	Carpenter Technology Corporation	Latrobe Specialty Metals, Inc.	558	9.6x
1/31/2011	Alcoa Inc.	TransDigm Group Inc.	240	14.5x
11/17/2010	Allegheny Technologies Inc.	Ladish Co., Inc.	778	12.2x
8/26/2009	Precision Castparts Corp.	Carlton Forge Works, Inc.	850	NM
11/11/2007	Oak Hill Capital Partners	Firth Rixson, Inc.	1,975	NM
4/26/2007	Voestalpine AG	Boehler-Uddeholm AG	5,955	8.6x
2/23/2007	Doncasters Group Ltd.	FastenTech Inc.	492	8.2x
1/8/2007	Precision Castparts Corp.	Cherry Aerospace LLC	300	NM
12/14/2005	Dubai International Capital LLC	Doncasters Group Ltd.	700	9.2x
8/26/2005	Precision Castparts Corp.	Special Metals Corporation	540	14.4x
Historical Mean				11.1x
Historical Median				10.5x

Based on its professional judgment and taking into consideration, among other things, the observed multiples for the selected transactions, Morgan Stanley applied AV/ LTM EBITDA multiples ranging from 10.0x to 12.5x to the Company’s EBITDA for the 12 month period ending September 30, 2012, based on Company management’s preliminary results for third quarter 2012, and derived a reference range of implied equity value per share of the Common Stock of $11.75 to $14.75.

Morgan Stanley also reviewed the premiums paid in all acquisitions of worldwide public targets with a value of $1 billion or more between January 1, 1990 and September 30, 2012 over the unaffected stock price, defined as the stock price four weeks prior to the earliest of the deal announcement, announcement of a competing bid, or market rumors. Based on its professional judgment and taking into consideration, among other things, the observed percentage premiums paid in such transactions, Morgan Stanley applied a premium to current market price per share of Common Stock ranging from 30% to 40% and derived a reference range of implied equity value per share of the Common Stock of $14.75 to $16.00. Morgan Stanley noted that the $16.50 per share offer price represented a 44.2% premium to the Common Stock’s closing price on November 8, 2012.

No company or transaction utilized in this analysis is identical to the Company or the transactions contemplated by the Merger Agreement. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected transaction data.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company. In preparing its analysis, Morgan Stanley utilized projections from each of the Street Case, Management Case A, and Management Case B. Morgan Stanley calculated the net present value of unlevered free cash flows, defined as earnings before interest less taxes, plus depreciation and amortization less capital expenditures, and less increases or plus decreases in working capital and other assets and liabilities, respectively, for the Company for calendar years 2013 through 2017 and calculated terminal values based on a terminal exit multiple of next 12 months EBITDA ranging from 6.5x to 8.0x. These values were then discounted to present values as of November 8, 2012 assuming a range of discount rates of 8% to 10%, which was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, a weighted average cost of capital calculation and the Company’s assumed cost of equity calculated using a capital asset pricing model. In order to calculate an implied per share equity value reference range for the Common Stock, Morgan Stanley adjusted the total implied aggregate value ranges by the Company’s estimated total debt and cash and cash equivalents as of June 30, 2012, and divided the resulting implied total equity value ranges by the Company’s diluted shares outstanding. Based on the foregoing, Morgan Stanley derived reference ranges of implied equity values per share of the Common Stock of $11.50 to $15.00 based on the forecasts included in the Street Case, of $12.50 to $16.25 based on the Company’s forecasts included in Management Case A, and of $13.50 to $17.25 based on the Company’s forecasts included in Management Case B. 2013 Management Case C was not utilized by Morgan Stanley in this analysis because that case only included projections into calendar year 2013.

Leveraged Buyout Analysis

Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of the Company. Morgan Stanley assumed a transaction date of December 31, 2012 and a 5-year investment period ending on December 31, 2017. Morgan Stanley also assumed a multiple of 5.0x for the Company’s ratio of total debt to calendar year 2012 estimated EBITDA and a range of 7.0x to 9.0x for the multiple of aggregate value over the next 12 months EBITDA on the exit date, which multiple and range of multiples were selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, the Company’s potential debt capacity. In preparing its analysis, Morgan Stanley relied upon the forecasts included in the Street Case and the Company’s forecasts included in Management Case B. The implied acquisition price per share paid by the financial sponsor for purposes of this analysis was based on a target range of annualized internal rates of return for the financial sponsor of 20% to 25%. The resulting present value per share of Common Stock implied by this analysis was between $9.75 and $12.50 per share using the Street Case and $10.75 and $14.00 using Management Case B. Morgan Stanley elected to use only the Company’s projections included in Management Case B in its analysis because Management Case A was the most conservative of the Management Cases and 2013 Management Case C only included projections into calendar year 2013.

General

In connection with the review of the Merger by the Special Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of the Company and variations to such financial assumptions and methodologies may impact the results of Morgan Stanley’s analyses. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above in connection with its opinion to the Special Committee as to the fairness from a financial point of view of the offer price to be received by holders of shares of the Common Stock (other than the Simmons Affiliates) entitled under the Merger Agreement to payment thereof. These analyses do not purport to be appraisals or to reflect prices at which the Common Stock might actually trade.

The Offer Price was determined through arm’s length negotiations between the Special Committee and Parent and was approved by the Special Committee and the Company’s Board of Directors. Morgan Stanley did not recommend any specific consideration to the Company, the Special Committee or to the Board of Directors or that any specific amount constituted the only appropriate consideration for the shares of the Common Stock. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. In addition, Morgan Stanley did not express an opinion or recommendation as to how the holders of shares of Common Stock should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such holders should tender their shares into the Offer.

Morgan Stanley’s opinion and its presentation to the Special Committee was one of many factors taken into consideration by the Special Committee in its recommendation to the Board of Directors to approve, adopt and authorize the Merger Agreement. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Special Committee or the Board of Directors with respect to the offer price or of whether the Special Committee or the Board of Directors would have been willing to agree to different consideration.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Merger Agreement, or any related derivative instrument.

In the two years prior to the date of its opinion, Morgan Stanley has not provided financial advisory services to Parent, the Company, the Simmons Affiliates or their respective affiliates. Morgan Stanley may seek to provide such services to Parent, the Company or the Simmons Affiliates and their respective affiliates in the future and would expect to receive fees for the rendering of these services. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

For a description of certain terms of Morgan Stanley’s engagement as financial advisor to the Special Committee, including fees payable to Morgan Stanley in connection with the transactions contemplated by the Merger Agreement, see “Item 5. Person/Assets, Retained, Employed, Compensated or Used” of this Statement.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

Morgan Stanley acted as financial advisor to the Special Committee in connection with the transactions contemplated by the Merger Agreement, and under the terms of its engagement letter will receive a fee of approximately $18.8 million for its services, $2.5 million of which became payable upon the rendering of Morgan Stanley’s financial opinion, and the balance of which is contingent upon the closing of the Offer. The amount of Morgan Stanley’s fee is based on the transaction value (as defined in Morgan Stanley’s engagement letter) of the transactions contemplated by the Merger Agreement, and will be higher if the Company completes a transaction with either Parent or a third party having a transaction value (as so defined) that is greater than that provided for in the Merger Agreement. Morgan Stanley will also be reimbursed for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Special Committee has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected during the sixty (60)-day period immediately preceding the date of this Statement by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), there are no transactions, board resolutions, agreements in principle, or signed contracts that were entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information

Golden Parachute Compensation

Pursuant to Item 1011(b) of Regulation M-A, the Company is required to provide certain information about “golden parachute payments” that may be implicated by the Offer, the Merger, the Merger Agreement or the transactions proposed thereby. As noted in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of TIMET,” the Company’s directors and executive officers do not have any options to purchase shares of Common Stock, restricted Common Stock or other equity awards in Common Stock. In addition, all of the Company’s executive officers are employed and compensated by Contran and the Company does not have any employment, retention or change of control agreements with such executive officers. Therefore, no post-termination retention or severance payments will be payable to the Company’s directors or executive officers upon the consummation of the Offer Closing or with respect to the transaction contemplated by the Merger Agreement.

Delaware Section 203 Inapplicability

In general, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

i.	before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

ii.	upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

iii.

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Section 203 will not be applicable to Parent or Purchaser, or with respect to the Offer, the Merger or the transaction contemplated by the Merger Agreement, since pursuant to Article VII of the Company’s bylaws, the Company has opted out of Section 203.

Appraisal Rights

Appraisal rights are not available in connection with the Offer, and holders of shares of Common Stock who tender shares of Common Stock in the Offer will not have appraisal rights in connection with the Merger. However, if the Merger is consummated, holders of shares of Common Stock at the Effective Time who have neither voted in favor of the adoption of the Merger Agreement nor consented to the Merger in writing, and who otherwise comply with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”) will be entitled, under Section 262, to receive a judicial determination of the fair value of their shares of Common Stock and to receive payment of such fair value in cash, as the Delaware court may determine for shares of Common Stock held by such holder. Any such judicial determination of the fair value of any shares of Common Stock could be based upon considerations other than, or in addition to, the Offer Price and the market value of such any shares of Common Stock. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger (which is equivalent in amount to the Offer Price). In the event that any holder of any shares of Common Stock who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his rights to appraisal, the shares of Common Stock of such stockholder will be converted into the right to receive the merger consideration which is equal to the Offer Price, without any interest thereon. Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of such rights.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights in accordance with Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which will be set forth in their entirety in the proxy statement or information statement disseminated in connection with the Merger, unless effected as a “short-form” merger, in which case they will be set forth in a notice of merger to be sent to the Company’s stockholders. The foregoing discussion is not a complete statement of law pertaining to appraisal rights in accordance with Delaware law and is qualified in its entirety by reference to Delaware law.

Regulatory Requirements

United States Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission ( the “FTC”) and certain waiting period requirements have been satisfied. The purchase of shares of Common Stock by Purchaser pursuant to the Offer is subject to such requirements. Parent and TIMET each filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division and the FTC on November 14, 2012. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on November 29, 2012, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a Request for Additional Information and Documentary Materials (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period earlier. After the expiration of the 10 calendar day waiting period, the waiting period may be extended only by court order or Parent’s and TIMET’s agreement. Complying with a Second Request can take a significant period of time.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of shares of Common Stock pursuant to the Offer. Before or after the purchase of the Shares by Purchaser, if the FTC or the Antitrust Division believes the transaction violates the antitrust laws they make take action, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer and the Merger, or through court action or negotiation the divestiture of shares of Common Stock acquired by

Purchaser in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances. Although the parties believe that consummation of the Offer and the Merger would not violate any antitrust law, there can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer and the Merger.

European Union Antitrust Laws

Under Article 22 of Council Regulation EC No. 139/2004 (the “EC Merger Regulation”), the purchase of shares of Common Stock pursuant to the Offer may not be completed before it is notified to the European Commission (the “EC”) and the EC has declared, or been deemed to have declared, that the transaction is compatible with the common market. Parent filed the Form CO notification in connection with the Offer with the EC on November 14, 2012. Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is 25 working days. Accordingly, the EC Phase I review period is due to expire on December 19, 2012. If the EC has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days. The EC could prohibit the transaction by declaring that the concentration is incompatible with the common market or the EC could require, as a condition to clearance, a remedy such as the divestiture of shares of Common Stock acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or of TIMET or its subsidiaries. Although the parties believe that consummation of the Offer is not incompatible with the common market, there can be no assurance that a challenge to the Offer will not be made by the EC or, if a challenge is made, what the result will be.

Vote Required to Approve Merger / Possible Short Form Merger

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Upon the terms and subject to the conditions of the Merger Agreement, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock entitled to vote on the adoption of the Merger Agreement, the parties have agreed to take all reasonably necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting or action by written consent of the stockholders of TIMET in accordance with Section 253 of the DGCL. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger under Section 251 of the DGCL.

Section 14(f) Information Statement

The Information Statement included as Annex A to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated by reference herein.

Litigation

On November 13, 2012, a putative shareholder class action complaint, captioned Gaines v. Titanium Metals Corp., et al., C.A. No. 8029, was filed in the Court of Chancery of the State of Delaware (the “Gaines Complaint”), against the Company, the members of the Board, Parent and Purchaser. The Gaines Complaint

alleges, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement, and further alleges that Parent and Purchaser aided and abetted the members of the Board in breaching their fiduciary duties. The Gaines Complaint seeks, among other things, to enjoin the transactions contemplated by Merger Agreement or, in the alternative, an award of money damages.

On November 14, 2012, an individual shareholder complaint, caption Flynn v. Titanium Metals Corporation, No. CC-12-06855-A (the “Flynn Complaint”), was filed in the County Court at Law No. 1, Dallas County, Texas, against the Company, the members of the Board, Parent and Purchaser. The Flynn Complaint alleges, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement, and further alleges that the Company, Parent and Purchaser aided and abetted the members of the Board in breaching their fiduciary duties. The Flynn Complaint seeks, among other things, to enjoin the transactions contemplated by the Merger Agreement.

On November 16, 2012, a second individual shareholder complaint, captioned Blew v. Titanium Metals Corporation, et al., No. CC-12-06915-B (the “Blew Complaint”), and a second putative shareholder class action complaint, captioned Gardner v. Titanium Metals Corporation, No. CC-12-06941-D (the “Gardner Complaint”), were filed in the County Court at Law No. 2, Dallas County, Texas, and the County Court at Law No. 4, Dallas County, Texas, respectively, against the Company, the members of the Board, Parent and Purchaser. The Blew Complaint and the Gardner Complaint allege, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement, and further allege that the Company, Parent and Purchaser aided and abetted the members of the Board in breaching their fiduciary duties. The Blew Complaint and the Gardner Complaint seek, among other things, to enjoin the transactions contemplated by the Merger Agreement.

On November 19, 2012, a third putative shareholder class action complaint, captioned Strom v. Titanium Metals Corporation, Case No. 8040-CS (the “Strom Complaint”), was filed in the Court of Chancery of the State of Delaware against the Company, the members of the Board, the Company’s president and chief executive officer, Parent and Purchaser. The Strom Complaint alleges, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement, and further alleges that the Company, Parent and Purchaser aided and abetted the members of the Board in breaching their fiduciary duties. The Strom Complaint seeks, among other things, to enjoin the transactions contemplated by the Merger Agreement or, in the alternative, an award of money damages.

Certain Company Projections

The Company’s management does not as a matter of course prepare projections as to future performance, earnings, cash flow or other results beyond the preparation of the Company’s annual operating plan for the upcoming fiscal year. Furthermore, the Company is especially cautious of making financial forecasts for extended periods of time because of the cyclicality of the markets we participate in and the resulting unpredictability of the underlying assumptions and estimates.

However, in connection with the evaluation of a possible transaction involving the Company, the Company provided Parent twelve-month, unaudited, stand-alone financial forecasts for calendar year 2013 that were prepared by our management and not for public disclosure. The Company prepared three twelve-month projection scenarios with key assumptions for each scenario as set forth in the tables below:

“2013 Management Case A” — assumes a resumption of commercial aerospace supply chain demand consistent with current OEM airframe and engine production rates, and a curtailment of inventory destocking in the supply chain exhibited since mid-2012.

“2013 Management Case B” — assumes a solid recovery of commercial aerospace supply chain demand and reversal of inventory destocking as well as increasing OEM build rates driven by large commercial aircraft backlogs and improved global economic conditions contributing to improved demand in the industrial market.

“2013 Management Case C” — assumes a robust recovery of commercial aerospace demand, supply chain restocking as well as increasing OEM build rates driven by large commercial aircraft backlogs and improved global economic conditions contributing to improved demand in the industrial market and substantial price increases resulting from supply/demand urgency and increasing material costs.

2013 Management Case A, 2013 Management Case B and 2013 Management Case C are referred to as the “Twelve-Month Projections”.

The Company also provided the Twelve-Month Projections to Morgan Stanley in connection with the rendering of Morgan Stanley’s opinion described under Item 4 (see “– Opinion of Morgan Stanley & Co. LLC, Financial Advisor to the Special Committee”). In addition, the Company provided to Morgan Stanley, at Morgan Stanley’s request, two sets of five-year, unaudited, stand-alone financial forecasts that were prepared by our management and not for public disclosure. The first set of five-year projections were based on the assumptions contained in 2013 Management Case A described above (“Management Case A”), along with future growth assumptions consistent with industry estimates for commercial aircraft build rates based on the commercial aircraft delivery forecasts published from time to time by The Airline Monitor (“The Airline Monitor”), a leading aerospace publication. The second set of five-year projections were based on the assumptions contained in 2013 Management Case B described above (“Management Case B”), along with future growth assumptions consistent with industry estimates for commercial aircraft build rates based on the commercial aircraft delivery forecasts published from time to time by The Airline Monitor. These five-year projections were not provided to Parent. The Management Case A and Management Case B scenarios are referred to as the “Five-Year Projections”. The Twelve-Month Projections and the Five-Year Projections are referred to as the “Projections”.

The Projections were prepared solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles as applied in the United States, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections. The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to customer demand and industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of the Company, Parent, Purchaser, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger. There can be no assurance that these financial projections will be realized or that actual results will not be significantly higher or lower than forecasted. The Five-Year Projections cover multiple years and such information by its nature becomes less predictive with each successive year. As a result, the inclusion of the Projections in this Statement should not be relied on as necessarily predictive of actual future events.

The Projections are forward-looking statements. For information on factors that may cause our future financial results to materially vary, see “Item 8. Additional Information — Forward-Looking Statements” below.

The information from the Projections set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Statement are cautioned not to place undue, if any, reliance on the Projections described in this Statement.

The Projections set forth below are not being included in this Statement to influence your decision whether to tender your shares of Common Stock in the Offer or because we believe they are material or because we believe they are a reliable prediction of actual future results, but because the Twelve-Month Projections were provided to Parent and Morgan Stanley and because the Five-Year Projections also were made available to Morgan Stanley.

The following table summarizes the Twelve-Month Projections prepared by management (dollars in millions):

	2013 Management Case
	A	B	C
Statement of Income
Net sales:
Melted products	$155	$171	$189
Mill products	979	1,090	1,117
Other titanium products	97	106	114

Total net sales	1,231	1,367	1,420
Operating income	207	258	309
EBITDA (1)	268	319	370
Net income	$133	$168	$203

Product shipments (metric tons):
Melted products	6,900	7,400	7,900
Mill products	17,800	19,700	20,000

Average selling prices (per kilogram):
Melted products	$22.42	$23.12	$23.90
Mill products	$54.99	$55.34	$55.87

Balance Sheet
Cash and equivalents	$27	$24	$27
Accounts and other receivables	216	240	252
Inventories	803	815	815
Other current assets	55	56	55

Total current assets	1,101	1,135	1,149
Property and equipment, net	495	495	495
Other noncurrent assets	212	212	211

Total assets	$1,808	$1,842	$1,855

Accounts payable	$102	$111	$111
Other current liabilities	112	125	132

Total current liabilities	214	236	243
Long-term debt	65	40	10
Other noncurrent liabilities	185	187	188
Total equity	1,344	1,379	1,414

Total liabilities and equity	$1,808	$1,842	$1,855

Statement of Cash Flows
Cash flows provided by (used in):
Operating activities	$224	$246	$278
Investing activities	$(132)	$(132)	$(132)
Financing activities	$(92)	$(117)	$(147)

The following table summarizes the Five-Year Projections prepared by management (dollars in millions):

Management Case A

	Calendar Year
	2012	2013	2014	2015	2016
Statement of Income
Net sales:
Melted products	$133	$155	$177	$200	$219
Mill products	883	979	1,079	1,222	1,371
Other titanium products	86	97	103	115	125

Total net sales	1,102	1,231	1,359	1,537	1,715
Operating income	161	207	249	303	350
EBITDA (1)	216	268	309	365	411
Net income	$104	$133	$162	$198	$227

Product shipments (metric tons):
Melted products	5,900	6,900	7,590	8,349	8,933
Mill products	16,238	17,800	19,046	20,951	23,046

Average selling prices (per kilogram):
Melted products	$22.57	$22.42	$23.32	$24.02	$24.50
Mill products	$54.40	$54.99	$56.64	$58.34	$59.50

Balance Sheet
Cash and equivalents	$28	$27	$69	$166	$330
Accounts and other receivables	186	216	223	253	282
Inventories	825	803	796	857	883
Other current assets	54	55	55	55	55

Total current assets	1,093	1,101	1,143	1,331	1,550
Property and equipment, net	422	495	529	527	526
Other noncurrent assets	223	212	191	187	184

Total assets	$1,738	$1,808	$1,863	$2,045	$2,260

Accounts payable	$93	$102	$105	$117	$131
Other current liabilities	103	112	114	129	144

Total current liabilities	196	214	219	246	275
Long-term debt	100	65	0	0	0
Other noncurrent liabilities	178	185	190	199	210
Total equity	1,264	1,344	1,454	1,600	1,775

Total liabilities and equity	$1,738	$1,808	$1,863	$2,045	$2,260

Statement of Cash Flows
Cash flows provided by (used in):
Operating activities	$(15)	$223	$239	$217	$286
Investing activities	$(52)	$(133)	$(75)	$(60)	$(60)
Financing activities	$46	$(92)	$(123)	$(60)	$(62)

Management Case B

	Calendar Year
	2012	2013	2014	2015	2016
Statement of Income
Net sales:
Melted products	$133	$171	$187	$206	$225
Mill products	883	1,090	1,168	1,287	1,404
Other titanium products	86	106	112	123	136

Total net sales	1,102	1,367	1,467	1,616	1,765
Operating income	161	258	287	334	372
EBITDA (1)	216	319	347	396	434
Net income	$104	$168	$188	$219	$243

Product shipments (metric tons):
Melted products	5,900	7,400	7,770	8,314	8,896
Mill products	16,238	19,700	20,488	21,922	23,457

Average selling prices (per kilogram):
Melted products	$22.57	$23.12	$24.05	$24.77	$25.26
Mill products	$54.40	$55.34	$57.00	$58.71	$59.88

Balance Sheet
Cash and equivalents	$28	$24	$77	$214	$412
Accounts and other receivables	186	240	241	266	290
Inventories	825	815	849	893	901
Other current assets	54	56	56	55	55

Total current assets	1,093	1,135	1,223	1,428	1,658
Property and equipment, net	422	495	529	527	526
Other noncurrent assets	223	212	190	187	184

Total assets	$1,738	$1,842	$1,942	$2,142	$2,368

Accounts payable	$93	$111	$112	$122	$133
Other current liabilities	103	125	123	136	148

Total current liabilities	196	236	235	258	281
Long-term debt	100	40	0	0	0
Other noncurrent liabilities	178	187	192	202	215
Total equity	1,264	1,379	1,515	1,682	1,872

Total liabilities and equity	$1,738	$1,842	$1,942	$2,142	$2,368

Statement of Cash Flows
Cash flows provided by (used in):
Operating activities	$(15)	$246	$225	$256	$320
Investing activities	$(52)	$(133)	$(75)	$(60)	$(60)
Financing activities	$46	$(117)	$(98)	$(60)	$(62)

(1)	EBITDA, a non-GAAP financial measure, is defined by the Company as net income before provision for income taxes, other non-operating income (expense), net, which includes interest expense, and depreciation and amortization.

Forward-Looking Statements

The statements contained in this Statement that are not historical fact are forward-looking statements that represent management’s beliefs and assumptions based on currently available information. Forward-looking statements can generally be identified by the use of words such as “believes,” “intends,” “may,” “will,” “looks,” “should,” “could,” “anticipates,” “expects” or comparable terminology or by discussions of strategies or trends. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not know if these expectations will prove to be correct. Such statements by their nature involve substantial risks and uncertainties that could significantly affect expected results. Actual future results could differ materially from those described in such forward-looking statements, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in this Statement, including risks and uncertainties in those portions referenced above and those described from time to time in our other filings with the SEC which include, but are not limited to:

•	the cyclicality of the commercial aerospace industry;

•	the performance of the Company’s customers, the Company’s vendors and the Company under long-term agreements;

•	the existence or renewal of certain long-term agreements;

•	the difficulty in forecasting demand for titanium products;

•	global economic, financial and political conditions;

•	global productive capacity for titanium;

•	changes in product pricing and costs;

•	the impact of long-term contracts with vendors on the Company’s ability to reduce or increase supply;

•	the possibility of labor disruptions;

•	fluctuations in currency exchange rates;

•	fluctuations in the market price of marketable securities;

•	uncertainties associated with new product or new market development; the availability of raw materials and services;

•	changes in raw material prices and other operating costs (including energy costs);

•	possible disruption of business or increases in the cost of doing business resulting from terrorist activities or global conflicts;

•	possible disruption of business or increases in the cost of doing business resulting from natural disasters or other accidents impacting the Company, the Company’s customers or the Company’s vendors;

•	competitive products and strategies;

•	and other risks and uncertainties.

Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected.

Item 9.	Exhibits

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated November 20, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO).

(a)(1)(D)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Statement).

(a)(1)(E)	Summary Advertisement as published in the New York Times on November 20, 2012 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(F)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO).

(a)(1)(G)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO).

(a)(1)(H)	Press Release issued by Precision Castparts Corp., dated November 20, 2012 (incorporated by reference to Exhibit (a)(5)(B) of the Schedule TO).

(a)(2)	Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Annex B to this Statement).

(a)(5)(A)	Press Release issued by Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities Exchange Commission on November 14, 2012).

(a)(5)(B)	Press Release issued by Precision Castparts Corp., dated November 9, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Titanium Metals Corporation with the Securities Exchange Commission on November 13, 2012).

(a)(5)(C)	Press Release issued by Titanium Metals Corporation, dated November 20, 2012 (filed herewith).

(a)(5)(D)	Class Action Complaint captioned Ira J. Gaines et al. v. Titanium Metals Corp. et al., Case No. 8029 filed on November 13, 2012 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(E)	Petition filed by Kenneth Blew on November 12, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(F)	Petition filed by Kristy Jane Flynn on November 14, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(G)	Class Action Complaint captioned Edith Strom v. Titanium Metals Corp. et al., Case No. 8040 filed on November 19, 2012 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(5)(H)	Class Action Complaint captioned Doug Gardner v. Titanium Metals Corp. et al., Case No. CC-12-06941-D filed on November 16, 2012 in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities and Exchange Commission on November 14, 2012).

(e)(2)	Support Agreement, dated as of November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and certain stockholders of Titanium Metals Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities Exchange Commission on November 14, 2012).

Exhibit No.	Document
(e)(3)	401(k) Support Agreement, dated as of November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Contran Corporation (incorporated by reference to Exhibit (d)(C) of the Schedule TO).

(e)(4)	The Combined Master Retirement Trust Support Letter, dated as of November 14, 2012 (incorporated by reference to Exhibit (d)(D) of the Schedule TO).

(e)(5)	Confidentiality Agreement, dated as of October 18, 2012, by and between Titanium Metals Corporation and Precision Castparts Corp. (incorporated by reference to Exhibit (d)(E) to the Schedule TO).

(e)(6)	Acknowledgement and Agreement dated November 19, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated by reference to Exhibit (d)(F) to the Schedule TO).

(e)(7)	Confidentiality Agreement, dated as of October 15, 2012, by and between Contran Corporation and Precision Castparts Corp. (incorporated by reference to Exhibit (d)(G) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ James W. Brown
Name: James W. Brown Title: Vice President and Chief Financial Officer Date: November 20, 2012

ANNEX A

TITANIUM METALS CORPORATION

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU

ARE REQUESTED NOT TO SEND US A PROXY.

Titanium Metals Corporation, a Delaware corporation (the “Company,” “TIMET” or “we”), is mailing this Information Statement on or about November 20, 2012 (the “Information Statement”) as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented, the “Schedule 14D-9”) to holders of TIMET’s Common Stock, par value $0.01 per share (“Common Stock” or the “Shares”).

The Schedule 14D-9 relates to the tender offer by ELIT Acquisition Sub Corp., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”) to purchase all of the outstanding Shares at a purchase price of $16.50 per share, net to the holder thereof in cash, without interest and less any required withholding of taxes (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on November 20, 2012, and is subject to the conditions set forth in the Offer to Purchase dated November 20, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of November 9, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company.

TIMET is mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of November 16, 2012, there were 175,061,774 shares of Common Stock (of which no shares of Common Stock were held in treasury by the Company) and no shares of preferred stock (“Preferred Stock”) issued and outstanding. The Company has no shares of Common Stock or Preferred Stock reserved for or otherwise subject to issuance, except for 461,500 shares of Common Stock reserved for issuance pursuant to the Company’s 2008 Long-Term Incentive Plan.

BACKGROUND INFORMATION

On November 9, 2012, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger (the “Merger”) in which any remaining Shares of TIMET not validly tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price (other than Shares that are held by TIMET, Parent or Purchaser or Shares held by stockholders who properly exercise appraisal rights), without interest and less any required withholding of taxes. Upon consummation of the proposed Merger, Purchaser will merge with and into TIMET and will cease to exist, with TIMET continuing as the surviving corporation.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that upon the Offer Closing and for so long as Parent and its subsidiaries, directly or indirectly, beneficially own in the aggregate more than 50% of the outstanding Shares, (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Parent will be entitled to elect or designate at least that number of directors (the “Designees”), rounded up to the next whole number, to the Board that equals the product of (i) the total number of directors on the Board (giving effect to any increase described in the subsequent sentence, if applicable) and (ii) the percentage that the aggregate number of Shares directly or indirectly beneficially owned by Parent and its subsidiaries (including Shares purchased pursuant to the Offer) bears to the total number of Shares then outstanding. The Merger Agreement further provides that the Company will, upon request by Parent, take all actions as are necessary to enable the Designees to be so elected or appointed to the Board, including by promptly increasing the size of the Board and/or promptly securing the resignations of such number of its incumbent directors as is necessary to provide Parent with such level of representation, and will cause the Designees to be so elected or appointed at such time. Additionally, the Merger Agreement provides that the Company will also, upon Parent’s request, cause the directors elected or designated by Parent to the Board to serve on and constitute the same percentage as such individuals represent of the entire Board (rounded up to the next whole number) of: (i) each committee of the Board; (ii) each board of directors (or similar body) of each of TIMET’ subsidiaries; and (iii) each committee (or similar body) of each such board. The Merger Agreement further provides that, at the request of Parent, the Company will take all actions necessary to effect any such appointment or election of the Designees, including mailing to the Company’s stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder. Following the election or appointment of Parent’s designees pursuant to the Merger Agreement and until the Effective Time, the approval or written consent of a majority of the Independent Directors (or of the sole Independent Director if there is only one Independent Director) will be required for the Company to authorize (i) any consent or action by the Company required under the Merger Agreement, including any amendment or termination of the Merger Agreement by the Company, (ii) any extension of the time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, (iii) any waiver of compliance with any covenant of Parent or Purchaser or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company, or (iv) any exercise of the Company’s rights or remedies under the Merger Agreement. The foregoing summary concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to the Schedule 14D-9.

Potential Director Designees

Steven G. Hackett. Mr. Hackett has served as Senior Vice President-New Business Integration of Parent since 2011. From 2010 to 2011, Mr. Hackett served as Executive Vice President and President-Investment Cast

Products of Parent. From 2007 to 2010, Mr. Hackett served as Executive Vice President and President-Fastener Products Division of Parent. Previously, he occupied various Vice President positions in charge of Parent’s fasteners and small structural business operations.

Shawn R. Hagel. Ms. Hagel is Executive Vice President, Chief Financial Officer and Assistant Secretary of Parent, serving as Executive Vice President since August 2012 and Chief Financial Officer and Assistant Secretary since 2008. Previously, Ms. Hagel was elected Senior Vice President in 2008 and Vice President and Corporate Controller in 2000.

Kirk G. Pulley. Mr. Pulley has served as Vice President—Strategic Planning and Corporate Development of Parent since 2004. Prior to joining Parent, Mr. Pulley was a Vice President in investment banking with Goldman Sachs & Co.

Steven C. Blackmore. Mr. Blackmore has served as Vice President and Treasurer and Assistant Secretary of Parent since 2008. Prior to that time, Mr. Blackmore served as Assistant Treasurer.

Roger A. Cooke. Mr. Cooke has served as Senior Vice President, General Counsel and Secretary of Parent since 2008. Previously, Mr. Cooke was elected Vice President—Regulatory and Legal Affairs and Secretary in 2000.

CURRENT BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their agents and the positions held by each such person with the Company on November 20, 2012. All of our directors’ terms will expire at the 2013 annual meeting. Each of our executive officers serves at the pleasure of the Board of Directors.

Name	Age	Position(s)
Harold C. Simmons	81	Chairman of the Board
Steven L. Watson	62	Vice Chairman of the Board
Keith R. Coogan	60	Director
Glenn R. Simmons	84	Director
Gen. Thomas P. Stafford	82	Director
Terry N. Worrell	68	Director
Paul J. Zucconi	72	Director
Bobby D. O’Brien	55	President and Chief Executive Officer
Robert D. Graham	57	Executive Vice President
James W. Brown	55	Vice President and Chief Financial Officer
Kelly D. Luttmer	49	Vice President and Global Tax Director
Andrew B. Nace	48	Vice President and General Counsel
John A. St. Wrba	56	Vice President and Treasurer
Scott E. Sullivan	43	Vice President and Controller

Board of Directors

Harold C. Simmons has served as our chairman of the Board since 2005 and on our Board of Directors since 2004. He served as our chief executive officer from 2005 to 2006 and our vice chairman of the Board from 2004 to 2005. Since prior to 2007, Mr. Simmons has served as chairman of the board and chief executive officer of

NL Industries, Inc. (“NL”) and chairman of the board of Contran and Valhi, Inc. (“Valhi”). He also has served as chairman of the board of Kronos Worldwide, Inc. (“Kronos Worldwide”) since prior to 2007. He served as Kronos Worldwide’s chief executive officer from prior to 2007 to 2009. Mr. Simmons has been an executive officer or director of various companies related to Contran and Valhi since 1961. He is a brother of Glenn R. Simmons.

Mr. Simmons has a long and extensive experience with our business. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from other publicly and privately held entities affiliated with us for which he currently serves or formerly served.

Steven L. Watson has served as our vice chairman of the Board since 2005 and on our Board of Directors since 2000. He also served as our chief executive officer from 2006 to 2009 and as our president during 2006. Since prior to 2007, Mr. Watson has been president and a director of Contran and president, chief executive officer and a director of Valhi. He has also served as chief executive officer of Kronos Worldwide since 2009 and its vice chairman of the board since prior to 2007. Mr. Watson has served as a director of CompX International, Inc. (“CompX”), Keystone Consolidated Industries, Inc. (“Keystone”) and NL since prior to 2007. Mr. Watson has served as an executive officer or director of various companies related to Contran and Valhi since 1980.

Mr. Watson has a long and extensive experience with our business. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from other publicly and privately held entities affiliated with us for which he currently serves or formerly served.

Keith R. Coogan has served on our Board of Directors since 2006. Since 2010, Mr. Coogan has been a director of Softchoice Corporation, a Canadian corporation (“Softchoice”) whose common stock is traded on the Toronto Stock Exchange that is a business-to-business direct marketer in North America of technology products and solutions. He is also on the audit committee and compensation committee of Softchoice. From 2007 to 2009, Mr. Coogan served as president and chief executive officer of Pomeroy IT Solutions, Inc. (“Pomeroy”), an information technology services and solutions provider. From 2002 to 2006, Mr. Coogan served as chief executive officer of Software Spectrum, Inc. (“Software Spectrum”), a global business-to-business software services provider that Level 3 Communications, Inc. sold to Insight Enterprises Inc. in 2006. From 1991 to 2002, Software Spectrum was a publicly held corporation. From 1990 to 2002, he served in various other executive officer positions with Software Spectrum, including vice president of finance and operations and chief operating officer. He has also served as a director of Kronos Worldwide since prior to 2007 and is a member of Kronos Worldwide’s audit committee and management development and compensation committee. Mr. Coogan was a director of Software Spectrum from 1998 to 2006, Pomeroy from 2007 to 2009, CompX from 2002 to 2006 and Keystone from 2003 to 2005. Mr. Coogan rejoined the Keystone board of directors in May 2012, and is chair of the Keystone audit committee and a member of the compensation committee. Mr. Coogan is a member of our audit committee and our management development and compensation committee.

Mr. Coogan has over five years of experience on our Board of Directors, audit committee and management development and compensation committee. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from other publicly and privately held entities for which he currently serves or formerly served.

Glenn R. Simmons has served on our Board of Directors since 1999. Since prior to 2007, Mr. Simmons has been vice chairman of the board of Contran and Valhi and chairman of the board of CompX and Keystone. He also has served on the board of directors of Kronos Worldwide and NL since prior to 2007. In 2004, Keystone filed a voluntary petition for reorganization under federal bankruptcy laws and emerged from the bankruptcy proceedings in 2005. Mr. Simmons has been an executive officer or director of various companies related to Contran and Valhi since 1969. He is a brother of Harold C. Simmons.

Mr. Simmons has a long and extensive experience with our business. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from other publicly and privately held entities affiliated with us for which he currently serves or formerly served.

General Thomas P. Stafford (retired) has served on our Board of Directors since 2006 and previously served as our director from 1996 to 2003. Gen. Stafford was selected as an astronaut in 1962, piloted Gemini VI in 1965 and commanded Gemini IX in 1966. In 1969, Gen. Stafford was named Chief of the Astronaut Office and was the Apollo X commander for the first lunar module flight to the moon. He commanded the Apollo-Soyuz joint mission with the Soviet cosmonauts in 1975. He served as U.S. Air Force Deputy Chief of Staff for Research and Development and Acquisition. After his retirement from the United States Air Force in 1979 as Lieutenant General, he became chairman of Gibraltar Exploration Limited, an oil and gas exploration and production company, and served in that position until 1984, when he joined General Technical Services, Inc., a consulting firm. Gen. Stafford was also affiliated with Stafford, Burke and Hecker, Inc., a Washington-based consulting firm, from 1982 until 2005. Gen. Stafford has more recently served as an advisor to a number of government agencies including the National Aeronautics and Space Administration (“NASA”) and the Air Force Material Command. He is currently chairman of the NASA Advisory Council Task Force on the International Space Station Program, and also served as co-chairman of the Stafford-Covey NASA Space Shuttle Return to Flight Task Group. Gen. Stafford has received many honors and decorations including the Congressional Space Medal of Honor. He has also served as a director of NL since prior to 2007 and is the chairman of each of NL’s audit committee and management development and compensation committee. Gen. Stafford is chairman of each of our audit committee, management development and compensation committee, and nominations committee.

Gen. Stafford has over thirteen years of experience on our Board of Directors and over ten years of experience on our audit committee and management development and compensation committee. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from various government entities and from other publicly and privately held entities for which he currently serves or formerly served.

Terry N. Worrell has served on our Board of Directors since 2007 and previously served on our Board in 2003. Mr. Worrell has been a private investor with Worrell Investments, Inc., a real estate investment company, since 1989. From 1974 to 1989, Mr. Worrell was president and chief executive officer of Sound Warehouse of Dallas Inc., a chain of retail music stores. From prior to 2007 until 2009, Mr. Worrell served as a director of Regency Centers Corporation, and in 2007 and prior years as a trust manager of Crescent Real Estate Equities Company, both real estate investment trusts. Mr. Worrell has also served as a director of NL since prior to 2007 and on its audit committee and management development and compensation committee. He is a member of our audit committee, management development and compensation committee, and nominations committee.

Mr. Worrell has extensive experience with our business. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from other publicly and privately held entities for which he currently serves or formerly served.

Paul J. Zucconi has served on our Board of Directors since 2002. In 2001, Mr. Zucconi retired after 33 years at KPMG LLP where he was most recently an audit partner. Mr. Zucconi is a member of the American Institute of Certified Public Accountants. Mr. Zucconi has served on the board of directors and audit committee of each of Torchmark Corporation, a major life and health insurance company, and Affirmative Insurance Holdings, Inc., a provider of non-standard automobile insurance, since prior to 2007. He has served as a trustee and a member of the audit committee of the American Beacon Funds, a series of mutual funds, since 2008. Mr. Zucconi is a member of our audit committee.

Mr. Zucconi has over nine years of experience on our Board of Directors and on our audit committee. He also has senior executive, operating, corporate governance, finance and financial accounting and auditing experience from one of the largest independent international public accounting firms and from other publicly and privately held entities for which he currently serves or formerly served. Mr. Zucconi is a licensed certified public accountant.

Executive Officers

Bobby D. O’Brien has served as our chief executive officer since 2009 and as our president since 2007. He served as our executive vice president and chief financial officer from 2006 to 2007 and our vice president prior to 2006. Mr. O’Brien has served as chief financial officer and vice president of Valhi and Contran since prior to 2006. In 2006 and prior years, he served as treasurer of Valhi and Contran. Mr. O’Brien has served in financial and accounting positions with various companies related to us and Contran since 1988.

Robert D. Graham has served as our executive vice president since 2006. From 2004 to 2006, he served as our vice president. He also has served as executive vice president of CompX since 2010, as executive vice president and general counsel of Kronos Worldwide since 2009 and as vice president and general counsel of NL since prior to 2007. Mr. Graham has served as vice president of Contran and Valhi since 2002.

James W. Brown has served as our vice president and chief financial officer since 2007. He served as our vice president, corporate finance from 2006 to 2007. From 2003 to 2006, he served as vice president and controller of NL and Kronos Worldwide.

Kelly D. Luttmer has served as our vice president and global tax director since May 2011. She served as our vice president and tax director from 2004 to May 2011. She also has served as vice president and global tax director of CompX, Contran, Keystone, Kronos Worldwide, NL and Valhi since May 2011. Previously, she served as vice president and tax director of CompX, Contran, Keystone, Kronos Worldwide, NL and Valhi from prior to 2007 to May 2011 and of Keystone from 2010 to May 2011. Ms. Luttmer has served in tax accounting positions with various companies related to Contran and Valhi since 1989.

Andrew B. Nace has been our vice president and general counsel since 2006. Mr. Nace has served as legal counsel to companies related to us and Contran since 2003.

John A. St. Wrba has served as our vice president and treasurer since 2005. He has served as vice president and treasurer of CompX since May 2011. Since prior to 2007, he has served as vice president and treasurer of Contran, Kronos Worldwide and Valhi. Mr. St. Wrba has also served as vice president and treasurer of NL since 2003.

Scott E. Sullivan has been our vice president and controller since 2006 and served as our assistant corporate controller from 2004 to 2006.

CORPORATE GOVERNANCE

Controlled Company Status, Director Independence and Committees. Because Harold C. Simmons and persons and entities related to Harold C. Simmons own, in the aggregate, 54.1% of our Common Stock, we are considered a controlled company under the corporate governance standards of the New York Stock Exchange (“NYSE”). Although pursuant to the NYSE corporate governance standards, a controlled company may choose not to have a majority of independent directors, independent compensation, nominations or corporate governance committees or charters for these committees, we currently intend to continue voluntarily complying with the NYSE corporate governance standards for non-controlled companies. We may choose at any time in the future to only comply with some or all of the NYSE corporate governance standards applicable to controlled companies. Applying the NYSE director independence standards without any additional categorical standards, our Board of Directors has determined that Keith R. Coogan, Gen. Thomas P. Stafford, Terry N. Worrell and Paul J. Zucconi are independent and have no material relationship with us other than serving as our directors. Accordingly, our Board of Directors has a majority of independent directors.

2011 Meetings and Standing Committees of the Board of Directors. The Board of Directors held five meetings and took action by written consent on one occasion in 2011. Each director participated in at least 75% of such meetings and of the 2011 meetings of the committees on which he served at the time. It is expected that each director will attend our annual meeting of stockholders, which is held immediately before the annual meeting of the Board of Directors. All but three of our directors attended our 2011 annual stockholder meeting.

The Board of Directors has established and delegated authority to three standing committees, which are described below. The Board of Directors is expected to elect the members of the standing committees at the Board of Directors annual meeting immediately following the annual stockholder meeting. The Board of Directors from time to time may establish other committees to assist it in the discharge of its responsibilities. Although as a controlled company we are not required to have a management development and compensation committee or nominations committee, we currently intend to retain both committees.

Audit Committee. Our audit committee assists with the Board of Directors’ oversight responsibilities relating to our financial accounting and reporting processes and auditing processes. The purpose, authority, resources and responsibilities of our audit committee are more specifically set forth in its charter. Applying the requirements of the NYSE corporate governance standards (without additional categorical standards) and SEC regulations, as applicable, the Board of Directors has determined that:

•	each member of our audit committee is independent, financially literate and has no material relationship with us other than serving as our director; and

•	Mr. Paul J. Zucconi is an “audit committee financial expert.”

Mr. Zucconi currently serves on four public company audit committees. The Board of Directors has determined that such simultaneous service by Mr. Zucconi does not impair his ability to serve effectively on our audit committee. For further information on the role of our audit committee, see the Audit Committee Report in this Information Statement. The current members of our audit committee are Gen. Thomas P. Stafford (chairman), Keith R. Coogan, Terry N. Worrell and Paul J. Zucconi. Our audit committee held seven meetings in 2011.

Management Development and Compensation Committee; Compensation Policies and Practices. The principal responsibilities and authority of our management development and compensation committee are:

•

to review and approve certain matters involving executive compensation, including making recommendations to the Board of Directors regarding any proposed charges to us pursuant to our Intercorporate Service Agreement (“ISA”) with Contran;

•	to review and approve grants of stock options, stock appreciation rights and awards of restricted stock under our stock incentive plan;

•	to review and recommend adoption of or revisions to compensation plans and employee benefit programs except as otherwise delegated by the Board of Directors;

•	to review and recommend compensation policies and practices and to review and approve such compensation committee disclosures as may be required; and

•

to review and recommend any executive employment contract, and to provide counsel on key personnel selection, organization strategies and such other matters as the Board of Directors may from time to time direct.

The purpose, authority, resources and responsibilities of our management development and compensation committee are more specifically set forth in its charter. As discussed above, the Board of Directors has determined that each member of our management development and compensation committee is independent by applying the NYSE director independence standards (without additional categorical standards). In certain instances under our 2008 Long-Term Incentive Plan, a plan allowing for grants of cash or equity performance awards, the management development and compensation committee may delegate its authority to administer this plan to certain individuals, which delegation authority the committee has not utilized. With respect to the role of our executive officers in determining or recommending the amount or form of executive compensation, see the Compensation Discussion and Analysis section of this Information Statement. With respect to director compensation, our executive officers make recommendations on such compensation directly to our Board of Directors for its consideration without involving the management development and compensation committee. The current members of our management development and compensation committee are Gen. Thomas P. Stafford (chairman), Keith R. Coogan and Terry N. Worrell. Our management development and compensation committee held one meeting in 2011.

Nominations Committee; Identifying and Evaluating Director Nominees. Our nominations committee recommends nominees to the Board of Directors. The principal responsibilities and authority of the nominations committee are to:

•	identify individuals qualified to become board members and recommend to the Board for its consideration and approval a slate of candidates to stand for election to the Board;

•

review and make recommendations on such matters relating to the Board as the Board may request from time to time, including, without limitation, the size and composition of the Board, the classification or non-classification of the Board, the term of office of board members, criteria for nominations of candidates to stand for election to the Board and procedures for the nominations process;

•	consider written recommendations made by our stockholders with respect to the election of board members;

•	review and reassess its charter and our corporate governance guidelines periodically and report to our Board of Directors any suggested changes to either; and

•	oversee the evaluations of our Board of Directors and management.

The purpose, authority, resources and responsibilities of our nominations committee are more specifically set forth in its charter. As discussed above, the Board of Directors has determined that each member of our nominations committee is independent by applying the NYSE director independence standards (without additional categorical standards). The current members of our nominations committee are Gen. Thomas P. Stafford (chairman) and Terry N. Worrell. Our nominations committee held one meeting in 2011. See the Stockholder Proposals and Director Nominations for the 2013 Annual Meeting of Stockholders section below for the committee’s procedures for receiving director nominations.

Historically, our management has recommended director nominees to the nominations committee. As stated in our corporate governance guidelines:

•	our Board of Directors has no specific minimum qualifications for director nominees;

•

each nominee should possess the necessary business background, skills and expertise at the policy-making level and a willingness to devote the required time to the duties and responsibilities of membership on the Board of Directors; and

•

the Board of Directors believes that experience as our director is a valuable asset and that directors who have served on the Board for an extended period of time are able to provide important insight into our operations and future.

In identifying, evaluating and determining our director nominees, our nominations committee follows such corporate governance guidelines. The nominations committee also considers the nominee’s ability to satisfy the need, if any, for any required expertise on the Board of Directors or one of its committees. While we do not have any policy regarding the diversity of our nominees, the Board does consider the diversity in the background, skills and expertise at the policy making level of our director nominees, and as a result our Board believes our director nominees do possess a diverse range of senior management experience that aids the Board in fulfilling its responsibilities. The nominations committee believes its procedures for identifying and evaluating director nominees are appropriate for a controlled company under the NYSE listing standards.

Risk Oversight. Our Board of Directors oversees the actions we take in managing our material risks. Our management is responsible for our day-to-day management of risk. The Board’s oversight of our material risks is undertaken through, among other things, various reports and assessments that management presents to the Board and the related board discussions. The Board has delegated some of its primary risk oversight to our audit committee and management development and compensation committee. Our audit committee annually receives management’s reports and assessments on, among other things, the risk of fraud, certain material business risks and a ranking of such material business risks and on our insurance program. The audit committee also receives reports from our independent registered public accounting firm regarding, among other things, financial risks and the risk of fraud. Our management development and compensation committee receives management’s assessments on the likelihood that our compensation policies and practices could have a material adverse effect on us, as more fully described in the Compensation Policies and Practices as They Relate to Risk Management section of this Information Statement. The audit committee and management development and compensation committee report to the Board of Directors about their meetings. We believe the leadership structure of the Board of Directors is appropriate for our risk oversight.

Leadership Structure of the Board of Directors and Independent Director Meetings. As discussed before, Harold C. Simmons serves as our chairman of the Board and Bobby D. O’Brien serves as our chief executive officer. Pursuant to our corporate governance guidelines, our independent directors are entitled to meet on a regular basis throughout the year, and will meet at least once annually without the participation of our other directors who are not independent. While we do not have a lead independent director, the chairman of our audit committee presides at all of the meetings of our independent directors. The Board of Directors believes our leadership structure is appropriate because the Board recognizes that while there is no single organizational structure that is ideal in all circumstances, the Board believes that having different individuals serve as our chairman of the Board and as our chief executive officer provides an appropriate breadth of experience and perspective that effectively facilitates the formulation of our long-term strategic direction and business plans. In addition, the Board of Directors believes that since Harold C. Simmons and persons and entities related to Harold C. Simmons own, in the aggregate, a majority of our outstanding stock, his service as our chairman of the Board is beneficial in providing strategic leadership for us since there is a commonality of interest that is closely aligned in building long-term stockholder value for all of our stockholders. In 2011, we complied with the NYSE requirements for meetings of our independent directors.

Stockholder Proposals and Director Nominations for the 2013 Annual Meeting of Stockholders. Stockholders may submit proposals on matters appropriate for stockholder action at our annual stockholder meetings, consistent with rules adopted by the SEC. We must receive such proposals not later than November 30, 2012 to be considered for inclusion in the proxy statement and form of proxy card relating to our annual meeting of stockholders in 2013. Our bylaws require that the proposal must set forth a brief description of the proposal, the name and address of the proposing stockholder as they appear in our records, the number of shares of our Common Stock the stockholder holds and any material interest the stockholder has in the proposal.

The Board of Directors will consider the director nominee recommendations of our stockholders in accordance with the process discussed above. Our nominations committee charter and bylaws require that a nomination set forth the name and address of the nominating stockholder, a representation that the stockholder will be a stockholder of record entitled to vote at the annual stockholder meeting and intends to appear in person or by proxy at the meeting to nominate the nominee, a description of all arrangements or understandings between the stockholder and the nominee (or other persons pursuant to which the nomination is to be made), such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC and the consent of the nominee to serve as a director if elected.

For proposals or director nominations to be brought at the 2013 annual meeting of stockholders but not included in the proxy statement for such meeting, our bylaws require that the proposal or nomination must be delivered or mailed to our principal executive offices in most cases no later than February 13, 2013. Proposals and nominations should be addressed to our corporate secretary at Titanium Metals Corporation, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. If the Merger is consummated prior to early May 2013, there will be no 2013 annual meeting of the Company’s shareholders.

Communications with Directors. Stockholders and other interested parties who wish to communicate with the Board of Directors or its independent directors may do so through the following procedures. Such communications not involving complaints or concerns regarding accounting, internal accounting controls and auditing matters related to us may be sent to the attention of our corporate secretary at Titanium Metals Corporation, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. Provided that any such communication relates to our business or affairs and is within the function of our Board of Directors or its committees, and does not relate to insignificant or inappropriate matters, such communication, or a summary of such communication, will be forwarded to the chairman of our audit committee, who also serves as the presiding director of our independent director meetings.

Complaints or concerns regarding accounting, internal accounting controls and auditing matters, which may be made anonymously, should be sent to the attention of our general counsel with a copy to our chief financial officer at the same address as our corporate secretary. These complaints or concerns will be forwarded to the chairman of our audit committee. We will investigate and keep these complaints or concerns confidential and anonymous, to the extent feasible, subject to applicable law. Information contained in such a complaint or concern may be summarized, abstracted and aggregated for purposes of analysis and investigation.

Compensation Committee Interlocks and Insider Participation. As discussed above, for 2011 the management development and compensation committee was composed of Gen. Thomas P. Stafford, Terry N. Worrell and Keith R. Coogan. No member of the committee:

•	was an officer or employee of ours during 2011 or any prior year;

•	had any related party relationships with us that requires disclosure under applicable SEC rules; or

•	had any interlock relationships under applicable SEC rules.

For 2011, no executive officer of ours had any interlock relationships within the scope of the intent of applicable SEC rules. However, our chairman of the Board and vice chairman of the Board are on the board of directors of Contran and Contran employs each of them and Glenn R. Simmons, who each serve as one of our directors.

Code of Business Conduct and Ethics. We have adopted a code of business conduct and ethics. The code applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. Only the Board of Directors may amend the code. Only our audit committee or other committee of the Board of Directors with specifically delegated authority may grant a waiver of this code. We will disclose amendments to or waivers of the code as required by law and the applicable rules of the NYSE. In February 2012, our Board of Directors made non-substantive amendments to the code.

Corporate Governance Guidelines. We have adopted corporate governance guidelines to assist the Board of Directors in exercising its responsibilities. Among other things, the corporate governance guidelines provide for director qualifications, for independence standards and responsibilities, for approval procedures for ISAs and that our audit committee chairman preside at all meetings of the independent directors.

Availability of Corporate Governance Documents. A copy of each of our committee charters, code of business conduct and ethics and corporate governance guidelines is available on our website at www.timet.com (under the investor information, corporate governance section).

STOCK OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS

The following table and footnotes set forth as of November 12, 2012 the beneficial ownership, as defined by regulations of the SEC, of our Common Stock held by each individual, entity or group known to us to own beneficially more than 5% of the outstanding shares of our Common Stock, each director, each named executive officer and all of our directors and executive officers as a group. See footnote 4 below for information concerning the relationships of certain individuals and entities that may be deemed to own indirectly and beneficially more than 5% of the outstanding shares of our Common Stock. All information is taken from or based upon ownership filings made by such individuals or entities with the SEC or upon information provided by such individuals or entities.

	TIMET Common Stock
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (1)(2)
Harold C. Simmons (3)	5,630,787	(4)	3.2%
Valhi Holding Company (3)	41,878,081	(4)	23.9%
Contran Corporation (3)	3,322,355	(4)	1.9%
Kronos Worldwide, Inc. (3)	4,245,769	(4)	2.4%
NL Industries, Inc (3)	882,568	(4)	*
Valhi, Inc. (3)	826,959	(4)	*
NL Environmental Management Services, Inc. (3)	566,529	(4)	*
The Combined Master Retirement Trust (3)	15,434,604	(4)	8.8%
Annette C. Simmons (3)	21,856,875	(4)	12.5%
Grandchildren’s Trust (3)	14,132	(4)	*

	94,658,659	(4)	54.1%

Keith R. Coogan	6,500		*
Glenn R. Simmons	174,379	(4)(5)	*
Gen. Thomas P. Stafford	6,500		*
Steven L. Watson	187,735	(4)	*
Terry N. Worrell	45,500		*
Paul J. Zucconi	11,000		*
Bobby D. O’Brien	-0-	(4)	-0-
James W. Brown	-0-	(4)	-0-
Andrew B. Nace	-0-	(4)	-0-
Robert D. Graham	-0-	(4)	-0-
Kelly D. Luttmer	400	(4)	*
John A. St. Wrba	-0-	(4)	-0-
Scott E. Sullivan	-0-	(4)	-0-

All our directors and executive officers as a group (14 persons)	95,090,673	(4)(5)	54.3%

*	Less than 1%.

(1)	Except as otherwise noted, the listed entities, individuals or group have sole investment power and sole voting power as to all shares set forth opposite their names.

(2)	The percentages are based on 175,061,774 shares of our Common Stock outstanding as of November 12, 2012.

(3)	The business address of Valhi Holding Company (“VHC”), Contran, Kronos Worldwide, NL, NL Environmental Management Services, Inc. (“NL EMS”), Valhi, the CMRT, Harold C. and Annette C. Simmons and The Annette Simmons Grandchildren’s Trust (the “Grandchildren’s Trust”) is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.

(4)	Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of NL common stock:

Valhi	83.0%
Harold C. Simmons	2.2%
Annette C. Simmons	0.8%
TFMC	0.5%
Kronos Worldwide	Less than 0.1%

NL is the direct holder of 100% of the outstanding shares of NL EMS common stock.

We are the direct holder of 100% of the outstanding shares of TIMET Finance Management Company (“TFMC”) common stock.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of Kronos Worldwide common stock:

Valhi	50.0%
NL	30.4%
Annette C. Simmons	0.8%
Harold C. Simmons	0.7%
TFMC	0.3%
Contran	Less than 0.1%

Except as otherwise indicated, Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of Valhi common stock:

VHC	92.6%
TFMC	1.9%
Foundation	0.7%
Harold C. Simmons	0.4%
Contran	0.3%
Annette C. Simmons	0.2%
CMRT	0.1%
Grandchildren’s Trust	Less than 0.1%

Contran’s percentage ownership of Valhi common stock includes approximately 0.3% directly held by the the Contran Amended and Restated Deferred Compensation Trust (“CDCT”). NL, NL EMS and Kronos Worldwide directly hold 10,814,370, 3,558,600 and 1,724,916 shares of Valhi common stock, respectively. Since NL and Kronos Worldwide are majority owned subsidiaries of Valhi, and pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL, NL EMS and Kronos Worldwide hold as treasury stock for voting purposes. For the purposes of calculating the percentage ownership of the outstanding shares of Valhi common stock as of the record date in this information statement, such shares are not deemed outstanding.

Dixie Rice Agricultural Corporation (“Dixie Rice”) is the direct holder of 100% of the outstanding shares of VHC common stock. Contran is the beneficial holder of 100% of the outstanding shares of Dixie Rice common stock.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of these trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by these trusts. Mr. Simmons, however, disclaims beneficial ownership of any Contran shares these trusts hold.

The Harold Simmons Foundation, Inc. (the “Foundation”) is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation.

U.S. Bank National Association serves as the trustee of the CDCT. Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT, Contran retains the power to vote the shares held by the CDCT, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares.

Contran sponsors the CMRT to permit the collective investment by master trusts that maintain assets of certain employee defined benefit plans Contran and related entities adopt. Harold C. Simmons is the sole trustee of this trust and a member of the investment committee for this trust. Terry N. Worrell is also a member of this trust’s investment committee. Contran selects the trustee and members of the trust’s investment committee. All of our executive officers and Mr. Glenn Simmons are participants in one or more of the employee defined benefit plans that invest through this trust. Each of such persons disclaims beneficial ownership of any of the shares this trust holds, except to the extent of his or her individual vested beneficial interest, if any, in the plan assets this trust holds.

Harold C. Simmons is the chairman of the board and chief executive officer of NL and the chairman of the board of us, Valhi, VHC, Kronos Worldwide, Dixie Rice and Contran.

By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control certain of such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in shares held by the CDCT or the CMRT . Mr. Simmons disclaims beneficial ownership of all shares of our Common Stock beneficially owned, directly or indirectly, by VHC, Contran, Kronos Worldwide, NL and Valhi.

All of our directors or executive officers who are also directors or executive officers of VHC, Contran, Kronos Worldwide, NL and Valhi or their affiliated entities disclaim beneficial ownership of the shares of our Common Stock that such entities directly or indirectly hold.

Annette C. Simmons is the wife of Harold C. Simmons. Mrs. Simmons disclaims beneficial ownership of all shares that she does not own directly. Mr. Simmons may be deemed to share indirect beneficial ownership of her shares. He disclaims all such beneficial ownership.

The Grandchildren’s Trust is a trust of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Annette C. Simmons. Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares this trust directly holds. Mr. Simmons disclaims beneficial ownership of any shares that this trust holds.

Contran is the sole owner of Valhi’s 6% series A preferred stock (non-voting) and a trust related to Harold C. Simmons is the sole owner of VHC’s 2% convertible preferred stock (non-voting). Messrs. Harold and Glenn Simmons and Watson each hold of record one director qualifying share of Dixie Rice.

VHC has pledged 16,878,081 shares of our Common Stock as security and 8,577,160 shares of Valhi common stock as security. NL has pledged 3,944,344 shares of Kronos Worldwide common stock as security. Contran has pledged 864 shares of Valhi’s 6% series A preferred stock as security. Valhi has pledged 14,000,000 shares of Kronos Worldwide common stock as security.

Shares owned by Contran or its related entities or their executive officers or directors may be held in margin accounts at brokerage firms. Under the terms of the margin account agreements, stocks and other assets held in these accounts may be pledged to secure margin obligations under these accounts. Harold C. Simmons holds 493,562 shares of NL common stock, 575,366 shares of Kronos Worldwide common stock and 632,562 shares of Valhi common stock in a margin account at a brokerage firm. Annette C. Simmons holds all of her 882,876 shares of Kronos Worldwide common stock, 421,601 shares of NL common stock and 818,514 shares of Valhi common stock in a margin account at a brokerage firm. The Grandchildren’s Trust holds all of its 14,132 shares of our Common Stock and 87,900 shares of Valhi common stock in a margin account at a brokerage firm.

The business address of the Foundation and NL EMS is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697 and the business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542.

(5)	Includes 20,282 shares of our Common Stock held by his wife.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

AND OTHER INFORMATION

Compensation Discussion and Analysis. This Compensation Discussion and Analysis describes the key principles and factors underlying our executive compensation policies for our named executive officers. For the last three years, all of our named executive officers in this Information Statement were employed and compensated directly by Contran. We paid director fees in the form of cash and stock compensation to each of our chairman of the Board and our vice chairman of the Board for their service on our Board. Other than these director fees, we did not pay any compensation directly to our named executive officers. The phrase “named executive officers” refers to the five persons whose compensation is summarized in the 2011 Summary Compensation Table below. Such phrase is not intended to, and does not, refer to all of our executive officers.

Nonbinding Advisory Stockholder Vote on Executive Officer Compensation. For the 2012 annual meeting of stockholders, we submitted a nonbinding advisory proposal recommending the stockholders adopt a resolution approving the compensation of our named executive officers as disclosed in the 2012 proxy statement. At the annual meeting, the resolution received the affirmative vote of 99.2% of the eligible votes. We considered the favorable result and determined not to make any material changes to our compensation practices.

Intercorporate Services Agreement. In each of the last three years we paid Contran a fee for services provided pursuant to our ISA with Contran, which fee was approved by our independent directors after receiving the recommendation of our management development and compensation committee and the concurrence of our chief financial officer. Such services provided under this ISA included the services of our named executive officers and as a result a portion of the aggregate ISA fee we pay to Contran is paid with respect to the services provided to us by such executive officers. Our current named executive officers are as follows:

Name	Position(s)
Harold C. Simmons	Chairman of the Board
Steven L. Watson	Vice Chairman of the Board
Bobby D. O’Brien	President and Chief Executive Officer
James W. Brown	Vice President and Chief Financial Officer
Andrew B. Nace	Vice President and General Counsel

The nature of the duties of each of our named executive officers is consistent with the duties normally associated with the officer titles and positions such officer holds with us. Other than Messrs. Brown and Nace, each of these persons also serves as an executive officer of Contran.

The charge under this ISA reimburses Contran for its cost of employing or engaging the personnel who provide the services by allocating such cost to us based on the estimated percentage of time such personnel were expected to devote to us over the year. The amount of the fee we paid in each of the last three years under this ISA for a person who provided services to us represents, in management’s view, the reasonable equivalent of “compensation” for such services. See the Intercorporate Services Agreements part of the Certain Relationships and Transactions section of this Information Statement for the aggregate amount we paid to Contran in 2011 under this ISA. Under the various ISAs among Contran and its subsidiaries and affiliates, we share the cost of the employment of our named executive officers, all of whom are employed by Contran, with Contran and certain of its other publicly and privately held subsidiaries. For our named executive officers, the portion of the annual charge we paid for each of the last three years under our ISA with Contran attributable to each of their services is set forth in footnote 2 to the 2011 Summary Compensation Table in this Information Statement. Footnote 2 also sets forth the cash fees we paid to each of Messrs. Harold C. Simmons and Watson for their director services, and footnote 3 sets forth the stock compensation we paid to each of Messrs. Harold C. Simmons and Watson for their director services. The amount charged under the ISA and the cash director fees are not dependent upon our financial performance. As discussed further below, the amount charged under the ISA is based upon Contran’s cost of employing or engaging the personnel who provide the services to us (including the services of our named executive officers) by allocating such cost to us based on the estimated percentage of time such personnel were expected to devote to us over the year. See the Director Compensation and the 2011 Grants of Plan-Based Awards sections in this Information Statement for a discussion of our director fees and the formulas by which they are determined.

We believe the cost of the services received under our ISA with Contran, after considering the quality of the services received, is fair to us and is no less favorable to us than we could otherwise obtain from an unrelated third party for comparable services, based solely on our collective business judgment and experience without performing any independent market research.

In the early part of each year, Contran’s management, including certain of our named executive officers, estimates the percentage of time that each Contran employee, including our named executive officers, is expected to devote in the upcoming year to Contran and its subsidiaries and affiliates, including us. Contran’s management then allocates Contran’s cost of employing each of its employees among Contran and its various subsidiaries and affiliates based on such estimated percentages. Contran’s aggregate cost of employing each of its employees comprises:

•	the annualized base salary of such employee at the beginning of the year;

•

an estimate of the bonus Contran will pay or accrue for such employee (other than bonuses for specific matters) for the year, using as a reasonable approximation for such bonus the actual bonus that Contran paid or accrued for such employee in the prior year; and

•

Contran’s portion of the social security and medicare taxes on such base salary and an estimated overhead factor (24% for each of 2011 and 2010, and 17% for 2009) applied to the base salary for the cost of medical and life insurance benefits, unemployment taxes, disability insurance, defined benefit and defined contribution plan benefits, professional education and licensing and costs of providing an office, equipment and supplies related to providing such services.

The overhead factor increased in 2010 as compared to 2009 primarily as a result of increased defined benefit pension plan costs resulting principally from changes in the funded status of Contran’s defined benefit plan due to the negative overall impact of the global economic recession on the return on assets held by the plan. Contran’s senior management subsequently made such adjustments to the details of the proposed ISA charge as they deemed necessary for accuracy, overall reasonableness and fairness to us.

In the first quarter of each year, the proposed charge for that year under our ISA with Contran is presented to our management development and compensation committee, and the committee considers whether to recommend that our Board of Directors approve the ISA charge. Among other things during such presentation, the committee was informed of:

•	the quality of the services Contran provides to us, including the quality of the services certain of our executive officers provide to us;

•	the $1.0 million charge to us for the services of Harold C. Simmons as our chairman of the Board;

•	the comparison of the ISA charge and number of full-time equivalent employees reflected in the charge by department for the prior year and proposed for the current year;

•

the comparison of the prior year and proposed current year charges by department and in total and such amounts as a percentage of Contran’s similarly calculated costs for its departments and in total for those years;

•	the comparison of the prior year and proposed current year average hourly rate; and

•	the concurrence of our chief financial officer as to the reasonableness of the proposed charge.

In determining whether to recommend that the Board of Directors approve the proposed ISA fee, the management development and compensation committee considers the three elements of Contran’s cost of employing the personnel who provide services to us, including the cost of employing our named executive officers, in the aggregate and not individually. After considering the information contained in such presentations, and following further discussion and review, our management development and compensation committee recommended that our Board of Directors approve the proposed ISA fee after concluding that:

•

the cost to employ the additional personnel necessary to provide the quality of the services provided by Contran would exceed the proposed aggregate fee to be charged by Contran to us under this ISA; and

•	the cost for such services would be no less favorable than could otherwise be obtained from an unrelated third party for comparable services.

In reaching its recommendation, our management development and compensation committee did not review:

•

any ISA charge from Contran to any other publicly held sister company, although such charge was separately reviewed by the management development and compensation committee of the applicable company; and

•	the compensation policies of Contran or the amount of time our named executive officers are expected to devote to us because:

•	each of our named executive officers who also provide services to Contran, provide services to many companies related to Contran, including Contran itself;

•	the fee we pay to Contran under our ISA with Contran each year does not represent all of Contran’s cost of employing each of such named executive officers;

•	Contran and these other companies related to Contran absorb the remaining amount of Contran’s cost of employing each of such named executive officers; and

•

the members of our management development and compensation committee consider the other factors discussed above in determining whether to recommend that the proposed ISA fee for each year be approved by the full Board of Directors.

Based on the recommendation of our management development and compensation committee as well as the concurrence of our chief financial officer, our independent directors approved the proposed annual ISA charge effective January 1, 2011, with our other directors abstaining.

For financial reporting and income tax purposes, the ISA fee is expensed as incurred on a quarterly basis. Contran has implemented a limit of $1.0 million on any individual’s charge to a publicly held company in order to enhance the deductibility by the company of the charge for tax purposes under Section 162(m) of the Internal Revenue Code of 1986, if such section were to be deemed applicable. Section 162(m) generally disallows a tax deduction to publicly held companies for non-performance based compensation over $1.0 million paid to the company’s chief executive officer and four other most highly compensated executive officers. Because of this policy, the portion of the aggregate ISA fee we paid to Contran in each of the last three years that was attributable to the services of Harold C. Simmons was limited to such $1.0 million amount.

Equity-Based Compensation. We do not currently grant equity compensation to our employees, although we grant annual awards of stock to our directors as a portion of their annual retainers, including our chairman of the Board and vice chairman of the Board. We also do not have any security ownership requirements or guidelines for our management or directors. We do not currently anticipate any equity-based compensation will be granted in 2012, other than the annual grants of stock to our directors, including our chairman of the Board and our vice chairman of the Board. See the Director Compensation section in this Information Statement for a discussion of these annual grants. The dollar amount of stock awards appearing in the 2011 Summary Compensation Table represents the value recognized for financial statement reporting purposes of shares of our Common Stock we granted to Messrs. Harold C. Simmons and Watson in the last three years for their director services.

Summary of Cash and Certain Other Compensation of Executive Officers. The 2011 Summary Compensation Table below provides information concerning compensation we paid or accrued for services rendered during the last three years by our chief executive officer, our chief financial officer and each of the three other most highly compensated individuals (based on ISA charges to us) who were our executive officers at December 31, 2011. All of our named executive officers were employees of Contran during the last three years and provided their services to us and our subsidiaries pursuant to our ISA with Contran. For a discussion of this ISA, see the Intercorporate Services Agreements part of the Certain Relationships and Transactions section of this Information Statement.

2011 SUMMARY COMPENSATION TABLE (1)

Name and Principal Position	Year	Salary		Stock Awards		Total
Harold C. Simmons	2011	$1,025,500	(2)	$19,030	(3)	$1,044,530
Chairman of the Board	2010	1,023,000	(2)	15,000	(3)	1,038,000
	2009	1,024,000	(2)	12,195	(3)	1,036,195

Steven L. Watson	2011	704,400	(2)	19,030	(3)	723,430
Vice Chairman of the Board	2010	901,600	(2)	15,000	(3)	916,600
	2009	941,600	(2)	12,195	(3)	953,795

Bobby D. O’Brien	2011	953,800	(2)	-0-		953,800
President and Chief Executive Officer	2010	923,800	(2)	-0-		923,800
	2009	821,100	(2)	-0-		821,100

James W. Brown	2011	775,900	(2)	-0-		775,900
Vice President and Chief Financial Officer	2010	607,100	(2)	-0-		607,100
	2009	695,000	(2)	-0-		695,000

Andrew B. Nace (4)	2011	466,300	(2)	-0-		466,300
Vice President and General Counsel	2010	350,000	(2)	-0-		350,000

(1)	Certain non-applicable columns have been omitted from this table.

(2)

The amounts shown in the 2011 Summary Compensation Table as salary for each of these named executive officers include the portion of the fees we paid to Contran pursuant to our ISA with Contran with respect to the services such officer rendered to us and our subsidiaries. The ISA charges disclosed for Contran employees who perform executive officer services to us and our subsidiaries are based on various factors described in the Compensation Discussion and Analysis section of this Information Statement. Our management development and compensation committee considers the factors described in the Compensation Discussion and Analysis section of this Information Statement in determining whether to recommend that the Board of Directors approve the aggregate proposed ISA fee with Contran. As discussed in the Compensation Discussion and Analysis section of this Information Statement, our management development and compensation committee does not consider any ISA charge from Contran to any other publicly held parent or sister company of ours, although such charge is separately reviewed by the management development and compensation committee of the applicable company. The amount shown in the table as salary for Messrs. Simmons and Watson also includes director cash compensation we paid to each of them for each of the last three years. The components of salary shown in the 2011 Summary Compensation Table for each of these named executive officers are as follows:

	2009	2010	2011
Harold C. Simmons
Contran ISA Fee	$1,000,000	$1,000,000	$1,000,000
TIMET Director Fees Earned or Paid in Cash	24,000	23,000	25,500

	$1,024,000	$1,023,000	$1,025,500

Steven L. Watson
Contran ISA Fee	$916,600	$878,600	$675,900
TIMET Director Fees Earned or Paid in Cash	25,000	23,000	28,500

	$941,600	$901,600	$704,400

(3)	Stock awards to these named executive officers consisted of shares of our Common Stock we granted to Messrs. Simmons and Watson for their services as directors. The stock awards consisted of the following:

Shares of our Common Stock	Date of Grant	Closing Price on Date of Grant	Grant Date Value of Shares of our Common Stock
1,000	May 19, 2011	$19.03	$19,030
1,000	May 20, 2010	$15.00	$15,000
1,500	May 11, 2009	$8.13	$12,195

These stock awards were valued at the closing price of a share of our Common Stock on the date of grant, consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(4)	Mr. Nace did not qualify as a named executive officer prior to 2010.

2011 Grants of Plan-Based Awards. The following table sets forth details of the stock awards we granted to certain of our named executive officers in 2011 for their services as directors. None of Messrs. O’Brien, Brown or Nace was eligible for any of our plan-based awards in 2011.

2011 GRANTS OF PLAN-BASED AWARDS (1)

Name	Grant Date	Date of Approval		All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	Grant Date Fair Value of Stock and Option Awards (2)
Harold C. Simmons	May 19, 2011	May 22, 2008	(2)	1,000	$19,030
Steven L. Watson	May 19, 2011	May 22, 2008	(2)	1,000	19,030

(1)	Certain non-applicable columns have been omitted from this table.

(2)	Pursuant to a resolution approved by our management development and compensation committee on May 22, 2008, on the day of each of our annual stockholder meetings each of our directors elected on that day receives a grant of shares of our Common Stock as determined by the following formula based on the closing price per share of our Common Stock on the date of grant.

Range of Closing Price Per Share on the Date of Grant	Shares of Common Stock to Be Granted
Under $5.00	2,000
$5.00 to $9.99	1,500
$10.00 to $20.00	1,000
Over $20.00	500

These shares are fully vested and tradable immediately on their date of grant, other than restrictions under applicable securities laws. For the purposes of this table, these stock awards were valued at $19.03, the closing price per share of our Common Stock on the date of grant, consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718.

No Outstanding Equity Awards at December 31, 2011. None of our named executive officers held outstanding stock options to purchase shares of our Common Stock or unvested shares of our Common Stock at December 31, 2011.

Option Exercises and Stock Vested. None of our named executive officers held stock awards or shares issued by us with vesting restrictions in 2011. During 2011, no named executive officer exercised any stock options issued by us. For stock awards granted in 2011 that had no vesting restrictions, see the 2011 Grants of Plan-Based Awards Table above.

Pension Benefits. We do not owe any defined benefit retirement obligations to any of our named executive officers upon their retirement.

Nonqualified Deferred Compensation. We do not owe any nonqualified deferred compensation to our named executive officers.

Director Compensation. Our directors are entitled to receive compensation for their services as directors. Effective July 1, 2011, our Board of Directors increased the annual retainers paid to our directors and committee members. The table below reflects the annual rates of retainers for 2011 before and after July 1, 2011 and the aggregate amount paid during 2011 at such annual rates.

	2011 First Six-Month Director Retainers		2011 Second Six-Month Director Retainers
	Annual Rate	Paid	Annual Rate	Paid

Each director	$20,000	$10,000	$25,000	$12,500
Chairman of our audit committee and any member of our audit committee whom the Board identified as an “audit committee financial expert” (provided that if one person served in both capacities only one such retainer was paid)	$20,000	$10,000	$30,000	$15,000
Other members of our audit committee	$10,000	$5,000	$15,000	$7,500
Members of our other committees	$2,000	$1,000	$5,000	$2,500

Additionally, our directors receive a fee of $1,000 per day for attendance at meetings of the Board of Directors or its committees and at a daily rate ($125 per hour) for other services rendered on behalf of our Board of Directors or its committees. If a director dies while serving on our Board of Directors, his designated beneficiary or estate will be entitled to receive a death benefit equal to the annual retainer then in effect. We reimburse our directors for reasonable expenses incurred in attending meetings and in the performance of other services rendered on behalf of our Board of Directors or its committees.

Further, members of the Special Committee will received a one-time fee of $20,000 from the Company as compensation for service on the Special Committee and (ii) $1,000 for attendance at each meeting of the Special Committee for the duration of their service as members of the Special Committee. The chair of the Special Committee will also received an additional one-time fee of $10,000 for his service as chair of the Special Committee.

As discussed in footnote 2 to the 2011 Grants of Plan-Based Awards Table, on the day of each annual stockholder meeting, each of our directors elected on that date receives a grant of shares of our Common Stock as determined by the closing price of a share of our Common Stock on the date of such meeting. The following table provides information with respect to compensation certain of our directors earned for their 2011 director services provided to us.

2011 DIRECTOR COMPENSATION (1)

Name	Fees Earned or Paid in Cash (2)	Stock Awards (3)	Total
Keith R. Coogan	$47,500	$19,030	$66,530
Glenn R. Simmons	28,500	19,030	47,530
Gen. Thomas P. Stafford	62,500	19,030	81,530
Terry N. Worrell	50,000	19,030	69,030
Paul J. Zucconi	56,500	19,030	75,530

(1)	Certain non-applicable columns have been omitted from this table. See footnotes 2 and 3 to the 2011 Summary Compensation Table and 2011 Grants of Plan-Based Awards Table in this Information Statement for compensation Harold C. Simmons and Steven L. Watson earned from us for director services.

(2)	Represents cash retainers and meeting fees the director received or earned for director services he provided to us in 2011.

(3)	Represents the value of 1,000 shares of our Common Stock we granted to each of these directors on May 19, 2011. For the purposes of this table we valued these stock awards at the closing price per share of such shares on their date of grant of $19.03, consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718.

Compensation Policies and Practices as They Relate to Risk Management. We believe that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us. In reaching this conclusion, we considered the following:

•

other than stock grants to our directors, we do not grant equity awards to our employees, officers or other persons who provide service to us under our ISA with Contran, which mitigates taking excessive or inappropriate risk for short-term gain that might be rewarded by equity compensation;

•

our senior management employees employed by us are eligible to receive incentive bonus payments that are determined on a discretionary basis and do not guarantee a particular level of bonus based on the achievement of a specified performance or financial target, which also mitigates taking excessive or inappropriate risk for short-term gain;

•

our other key employees are eligible to receive bonuses based on the achievement of a specified performance or financial target based on our business plan for the year, but the chance of such employees undertaking actions with excessive or inappropriate risk for short-term gain in order to achieve such bonuses is mitigated because:

•

our senior management employees employed by us, who are responsible for establishing and executing such business plans, are not eligible to receive such bonuses based on the business plan, but instead are only eligible for the discretionary-based bonuses described above; and

•	there exist ceilings for these bonuses regardless of the actual level of our financial performance;

•

our officers and other persons who provide services to us under our ISA with Contran do not receive compensation from us directly and are employed by Contran, which aligns such officers and persons with the long-term interests of our stockholders;

•	since we are a controlled company, as previously discussed, management has a strong incentive to understand and perform in the long-term interests of our stockholders; and

•

our experience is that our employees are appropriately motivated by our compensation policies and practices to achieve profits and other business objectives in compliance with our oversight of material short and long-term risks.

For a discussion of our compensation policies and practices for our executive officers, please see the Compensation Discussion and Analysis section of this Information Statement.

Compensation Consultants Neither our Board of Directors, management development and compensation committee nor management has engaged any compensation consultants.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership with the SEC, the NYSE and us. Based solely on the review of the copies of such forms and representations by certain reporting persons, we believe that for 2011 our executive officers, directors and 10% stockholders complied with all applicable filing requirements under section 16(a), other than the Grandchildren’s Trust, which filed one late Form 4 reporting one transaction, due to an unintentional oversight by our staff.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Related Party Transaction Policy. As set forth in our code of business conduct and ethics, from time to time, we engage in transactions with affiliated companies. In addition, certain of our executive officers and directors serve as executive officers and directors of affiliated companies. With respect to transactions between or involving us and one or more of our affiliates, it is not a violation of the code if the transaction, in our opinion, is no less favorable to us than could be obtained from unrelated parties, or the transaction, in the absence of stockholder ratification or approval by our independent directors, is fair to all companies involved. Furthermore, the code provides that:

•	directors and officers owe a duty to us to advance our legitimate interests when the opportunity to do so arises; and

•

they are prohibited from (a) taking for themselves personally opportunities that properly belong to us or are discovered through the use of our property, information or position, (b) using corporate property, information or position for improper personal gain and (c) competing with our interests.

Our executive officers are responsible for applying this policy to related parties. No specific procedures are in place, however, that govern the treatment of transactions among us and our related entities, although we and such entities may implement specific procedures as appropriate for particular transactions. Provided, in our judgment, the standard set forth in the code of business conduct and ethics is satisfied, we believe, given the number of companies affiliated with Contran, that related party transactions with our affiliates, in many instances (such as achieving economies of scale), are in our best interest. In certain instances, our executive officers may seek the approval or ratification of such transactions by our independent directors, but there is no quantified threshold for seeking this approval.

Relationships with Related Parties. As set forth under the Stock Ownership of Management and Beneficial Owners section of this Information Statement, Harold C. Simmons, through Contran, may be deemed to control us. We and other entities that may be deemed to be controlled by or related to Mr. Simmons sometimes engage in the following:

•

intercorporate transactions, such as guarantees, management, expense and insurance sharing arrangements, tax sharing agreements, joint ventures, partnerships, loans, options, advances of funds on open account and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties; and

•

common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions that resulted in the acquisition by one related party of an equity interest in another related party.

We periodically consider, review and evaluate, and understand that Contran and related entities periodically consider, review and evaluate, such transactions. Depending upon the business, tax and other objectives then relevant and restrictions under indentures and other agreements, it is possible that we might be a party to one or more of such transactions in the future. In connection with these activities, we may consider issuing additional equity securities or incurring additional indebtedness. Our acquisition activities have in the past and may in the future include participation in acquisition or restructuring activities conducted by other companies that may be deemed to be related to Harold C. Simmons.

Certain directors or executive officers of CompX, Contran, Keystone, Kronos Worldwide, NL or Valhi also serve as our directors or executive officers. Such relationships may lead to possible conflicts of interest. These possible conflicts of interest may arise under circumstances in which such companies may have adverse interests. In such an event, we implement such procedures as appropriate for the particular transaction.

Intercorporate Services Agreements. As discussed elsewhere in this Information Statement, we and certain related companies have entered into ISAs. Under the ISAs, employees of one company provide certain services, including executive officer services, to the other company on a fixed fee basis. The services rendered under the ISAs may include executive, management, financial, internal audit, accounting, tax, legal, insurance, real estate management, environmental management, risk management, treasury, aviation, human resources, technical, consulting, administrative, office, occupancy and other services as required from time to time in the ordinary course of the recipient’s business. The fees paid pursuant to the ISAs are generally based upon an estimated percentage of the time devoted by employees of the provider of the services to the business of the recipient and the employer’s cost related to such employees, which includes the expense for the employees’ compensation and an overhead component that takes into account other employment related costs. Generally each of the ISAs renews on a quarterly basis, subject to the termination by either party pursuant to a written notice delivered 30 days prior to the start of the next quarter. Because of the number of companies related to Contran and us, we believe we benefit from cost savings and economies of scale gained by not having certain management, financial, legal, tax, real estate and administrative staffs duplicated at each company, thus allowing certain individuals to provide services to multiple companies. With respect to a publicly held company that is a party to an ISA, the ISA and the related aggregate annual charge are approved by the independent directors of the company after receiving the recommendation from the company’s management development and compensation committee as well as the concurrence of the chief financial officer. See the Intercorporate Services Agreement part of the Compensation Discussion and Analysis section in this Information Statement for a more detailed discussion on the procedures and considerations taken by our independent directors in approving the aggregate 2011 fee charged to us under our ISA with Contran.

In 2011, we paid Contran fees of approximately $9.8 million for its services under our ISA with Contran, including amounts for the services of all of our named executive officers, as disclosed in the 2011 Summary Compensation Table in this Information Statement. In 2012, we expect to pay Contran fees of approximately $10.6 million for its services under this ISA, including the services of all of our named executive officers. We also pay director compensation and expenses directly to Messrs. Harold and Glenn Simmons and Watson for their services as our directors, as disclosed above in the 2011 Summary Compensation Table and the 2011 Director Compensation Table.

Risk Management Program. We and Contran participate in a combined risk management program. Pursuant to the program, Contran and certain of its subsidiaries and related entities, including us and certain of our subsidiaries and related entities, as a group purchase insurance policies and risk management services. The program apportions its costs among the participating companies. Tall Pines Insurance Company (“Tall Pines”) and EWI RE, Inc. (“EWI”) provide for or broker the insurance policies. EWI also provides claims and risk management services and, where appropriate, engages certain third-party risk management consultants. Tall Pines is a captive insurance company wholly owned by Valhi. EWI is a reinsurance brokerage and risk management company wholly owned by NL. Tall Pines purchases reinsurance from third-party insurance carriers with an A.M. Best Company rating of generally at least an “A-” (excellent) for substantially all of the risks it underwrites. Consistent with insurance industry practices, Tall Pines and EWI receive commissions from insurance and reinsurance underwriters and/or assess fees for the policies that they provide or broker.

With respect to certain of such jointly owned insurance policies, it is possible that unusually large losses incurred by one or more insureds during a given policy period could leave the other participating companies without adequate coverage under that policy for the balance of the policy period. As a result, Contran and certain of its subsidiaries or related companies, including us, have entered into a loss sharing agreement under which any uninsured loss is shared by those companies who have submitted claims under the relevant policy. We believe the benefits in the form of reduced premiums and broader coverage associated with the group coverage for such policies justify the risks associated with the potential for any uninsured loss.

During 2011, we paid Tall Pines and EWI in the aggregate approximately $6.8 million. This amount principally represents payments for insurance premiums, which include premiums or fees paid to Tall Pines and commissions or fees paid to EWI. This amount also includes payments to insurers or reinsurers through EWI for the reimbursement of claims within our applicable deductible or retention ranges that such insurers and reinsurers paid to third parties on our behalf, as well as amounts for claims and risk management services and various other third-party fees and expenses incurred by the program. In our opinion, the program’s allocations of its costs among us and our related entities are reasonable. We believe the amounts that we paid for the combined risk management program are less than the costs we would have incurred had we entirely used unrelated third parties for the services the program provided. These relationships with Tall Pines and EWI have continued in 2012. Because we believe there is no conflict of interest regarding our participation in the combined risk management program, our audit committee received a report regarding this program but we did not ask our independent directors to approve it.

Utility Services. In connection with the operations of our Henderson, Nevada facility, we purchase certain utility services (primarily water distribution, maintenance of a common electrical facility and sewage disposal monitoring) from Basic Management, Inc. (“BMI”) and its subsidiaries pursuant to various agreements. During 2011, fees for such utility services provided by BMI to us were approximately $1.6 million. Because we believe this agreement was at market rates, our audit committee received a report regarding our utilization of these utility services but we did not ask our independent directors to approve it. While Valhi does not control BMI, we believe this agreement was at market rates and our independent directors received periodic reports regarding such utility services provided to us by BMI.

Sale of Excess Insurance Coverage to BMI. BMI maintains insurance coverage for common area environmental remediation activities within the industrial complex located in Henderson, Nevada, and certain other manufacturers within the industrial complex are named insureds under the policy. In December 2011, after approval by the independent members of our Board of Directors, we sold a portion of our excess insurance coverage under such insurance policy to BMI for $2.8 million. As consideration for the sale, BMI paid us $1.4 million in cash and issued a $1.4 million promissory note to us that:

•	matures on December 31, 2012;
•	bears interest at an annual rate of 3.00%; and
•	does not have prepayment penalties.

The terms of the sale were comparable with then-recent negotiations for a similar transaction between BMI and another unrelated third party manufacturer within the Henderson industrial complex, and BMI completed such transaction with the other unrelated third party in January 2012 on those comparable terms. Additionally, if at any time through December 31, 2013, BMI were to purchase excess insurance limits from any of the other manufacturers within the industrial complex at a price per dollar of coverage in excess of the price per dollar of coverage inherent in our sale to BMI, BMI is obligated to pay us such excess price per dollar of coverage as additional consideration for our sale. While Valhi does not control BMI, we believe this sale was comparable to an independent sale.

Loan to CompX. In October 2007, CompX on a net basis purchased and/or cancelled approximately 2.7 million shares of its class A common stock formerly held directly or indirectly by TFMC for $19.50 per share paid in the form of a consolidated promissory note pursuant to a stock purchase agreement between CompX and TFMC and a merger agreement among CompX Group, Inc., a former parent of CompX in which NL and TFMC were the sole stockholders, and CompX KDL LLC, a former wholly owned subsidiary of CompX. The price per share was determined based on CompX’s open market purchases of its class A common stock around the time of the approval of these transactions. The stock purchase agreement and the merger agreement were approved by the independent directors of CompX and TIMET.

Pursuant to such transactions, among other things, CompX issued a consolidated unsecured term loan promissory note to TFMC in the original principal amount of $52.6 million that:

•	matures on September 30, 2014;
•	bears interest at an annual rate of LIBOR plus 1.00%;
•	requires quarterly principal payments of $250,000 and quarterly interest payments;
•	does not have prepayment penalties; and
•	is subordinated to CompX’s credit agreement with Wachovia Bank, National Association and certain other banks.

In September 2009, the terms of the promissory note were amended to defer the required quarterly principal and interest payments until on or after March 31, 2011. During 2011, the largest amount of principal that CompX owed to TFMC was $42.2 million, and $22.2 million was outstanding at December 31, 2011. CompX paid TFMC approximately $21.3 million of interest and principal on the note in 2011.

Related Party Loans for Cash Management Purposes. From time to time, loans and advances are made between us and various related parties pursuant to term and demand notes. These loans and advances are entered into principally for cash management purposes pursuant to our cash management program. When we loan funds to related parties, we are generally able to earn a higher rate of return on the loan than we would earn if the funds were invested in other instruments and, in the event we could potentially have outstanding borrowings under our own credit facility while lending to a related party, we are generally able to charge a higher interest rate on the related party loan than we would pay under our own credit facility. While certain of such loans may be of a lesser credit quality than cash equivalent instruments otherwise available to us, we believe that we have evaluated the credit risks involved and that those risks are reasonable and reflected in the terms of the applicable loans. When we borrow from related parties, we are generally able to pay a lower rate of interest than we would pay if we borrowed from unrelated parties.

During 2009 Contran entered into an unsecured revolving demand promissory note payable to TFMC, as amended, in the principal amount of $90 million that:

•	matures on March 31, 2013;
•	bears interest:
•	for outstanding borrowings through February 29, 2012, at the prime rate less 1.50% for the first $15 million borrowed and the prime rate for any amounts borrowed in excess of $15 million; and
•	for outstanding borrowings on or after March 1, 2012, at the prime rate plus 2.75%;
•	requires quarterly payments of interest; and
•	does not have any prepayment penalties.

Following the establishment of the Company’s new revolving credit facility, in February 2012 the terms of the promissory note were amended to increase the interest rate on outstanding borrowings to prime plus 2.75%, which exceeds the prevailing interest rate under TIMET’s new revolving credit facility. During 2011, the largest amount of principal that Contran owed to TFMC was $36.7 million, and $24.6 million was outstanding at December 31, 2011. Contran paid TFMC approximately $0.4 million of interest on the revolving principal balance of such note in 2011. Since we made this loan pursuant to our cash management program, our independent directors received a report on the loan but we did not ask them to approve the loan.

Sale of Common Stock of Unaffiliated Third Party to Contran. In December 2008 we entered into a stock purchase agreement with Contran whereby Contran purchased from us all of the shares of Common Stock we held in an unaffiliated third party for a purchase price of $16.7 million payable by Contran to us in the form of a secured promissory note with an original principal amount equal to the purchase price that:

•	matured on December 31, 2011;
•	bore interest at the prime rate less 1.50%;
•	required quarterly payments of interest;
•	did not have any prepayment penalties; and
•	was collateralized by the purchased shares pursuant to the terms of a pledge and security agreement entered into between Contran and us.

The stock purchase agreement, note and pledge and security agreement were approved by our independent directors. In December 2011 the promissory note was paid in full with Contran paying us $17.0 million in principal plus interest on the promissory note.

Data Recovery Program. We and Contran participate in a combined information technology data recovery program that Contran provides from a data recovery center that it established. Pursuant to the program, Contran and certain of its subsidiaries and related entities, including us and certain of our subsidiaries and related entities, as a group share information technology data recovery services. The program apportions its costs among the participating companies. We paid Contran $145,000 for such services in 2011. This relationship with Contran has continued in 2012. Because we believe there is no conflict of interest regarding our participation in the combined information technology data recovery program, our independent directors received a report regarding such program, but we did not ask our independent directors to approve it.

Simmons Family Matters. In addition to the services he provides under our ISA with Contran as discussed under the Intercorporate Services Agreements subsection above, certain family members of Harold C. Simmons also provide services to us through Contran pursuant to the ISA. In 2011, L. Andrew Fleck (a step-son of Harold C. Simmons) provided certain real property management services to us pursuant to this ISA. The portion of the fees we paid to Contran in 2011 pursuant to our ISA with Contran attributable to the services of Mr. Fleck was less than $120,000. We expect the portion of the fees we will pay under the ISA for 2012 attributable to the services of Mr. Fleck to be a similar amount. See the Intercorporate Services Agreements subsection in this Information Statement for a more detailed discussion on the procedures and considerations taken by our independent directors in approving the aggregate 2011 ISA fee Contran charged us. As disclosed in the 2011 Director Compensation Table in this Information Statement, Mr. Glenn Simmons (a brother of Harold C. Simmons) also received compensation in cash and stock from us for his services as a director for 2011 and has continued to receive similar compensation for 2012 for such services.

AUDIT COMMITTEE REPORT

Our audit committee of the Board of Directors is comprised of four directors and operates under a written charter adopted by the Board of Directors. All members of our audit committee meet the independence standards established by the Board of Directors and the NYSE and promulgated by the SEC under the Sarbanes-Oxley Act of 2002. The audit committee charter is available on our website at www.timet.com (under the investor information, corporate governance, committee charters section).

Our management is responsible for, among other things, preparing our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or “GAAP,” establishing and maintaining internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)) and evaluating the effectiveness of such internal control over financial reporting. Our independent registered public accounting firm is responsible for auditing our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for expressing an opinion on the conformity of the financial statements with GAAP. Our independent registered public accounting firm is also responsible for auditing our internal control over financial reporting in accordance with such standards and for expressing an opinion on our internal control over financial reporting. Our audit committee assists the Board of Directors in fulfilling its responsibility to oversee management’s implementation of our financial reporting process. In its oversight role, our audit committee reviewed and discussed the audited financial statements and our internal control over financial reporting with management and with PricewaterhouseCoopers LLP (“PwC”), our independent registered public accounting firm for 2011.

Our audit committee met with PwC and discussed any issues deemed significant by our independent registered public accounting firm, including the matters required to be discussed pursuant to the auditing standards of the Public Company Accounting Oversight Board. PwC has provided to our audit committee written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and our audit committee discussed with PwC the firm’s independence. Our audit committee also concluded that PwC’s provision of other permitted non-audit services to us and our related entities is compatible with PwC’s independence.

Based upon the foregoing considerations, our audit committee recommended to the Board of Directors that our audited financial statements be included in our 2011 Annual Report on Form 10-K for filing with the SEC.

Members of our audit committee of the Board of Directors respectfully submit the foregoing report.

Gen. Thomas P. Stafford Chairman of Our Audit Committee	Keith R. Coogan Member of Our Audit Committee	Terry N. Worrell Member of Our Audit Committee	Paul J. Zucconi Member of Our Audit Committee

(The foregoing Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report by reference therein.)

ANNEX B

November 9th, 2012

Special Committee of the Board of Directors

Titanium Metals Corporation

5430 Lyndon B. Johnson Freeway

Dallas, TX 75240

Members of the Special Committee of the Board:

We understand that Titanium Metals Corporation (“TIMET” or the “Company”), Precision Castparts Corp. (“Parent”) and Elit Acquisition Corp., a wholly owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 9th, 2012 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Purchaser of a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company for $16.50 per share in cash (such amount or any greater amount per share paid pursuant to the Tender Offer being referred to as the “Offer Price”), and (ii) if the Tender Offer closes, the subsequent merger (the “Merger”) of Purchaser with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than shares held in treasury or held by Parent or Purchaser or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Offer Price. We further understand that approximately 54.1% of the outstanding shares of Company Common Stock are owned by Harold C. Simmons directly, his family members, and entities controlled by Harold C. Simmons (collectively, the “Simmons Affiliates”), and further understand that in connection with the execution by the parties of the Merger Agreement, certain of the Simmons Affiliates and Parent propose to enter into an agreement pursuant to which, and subject to the terms and conditions set forth therein, among other things, such Simmons Affiliates will agree that the Simmons Affiliates (other than the Combined Master Retirement Trust) (the “Supporting Simmons Affiliates”) will (i) tender in the Tender Offer all shares of Company Common Stock beneficially owned by the Supporting Simmons Affiliates, and (ii) take certain other actions in furtherance of the of the Merger. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Offer Price to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Company Common Stock (other than the Simmons Affiliates) entitled under the Merger Agreement to payment thereof.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and Parent, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Reviewed information relating to certain strategic, financial and operational benefits to Parent anticipated from the Merger, prepared by the management of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

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6)	Reviewed the pro forma impact of the Merger on Parent’s earnings per share, cash flow, consolidated capitalization and financial ratios;

7)	Reviewed the reported prices and trading activity for the Company Common Stock;

8)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

9)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10)	Participated in certain discussions and negotiations among representatives of the Special Committee and Parent and their advisors;

11)	Reviewed the Merger Agreement and certain related documents; and

12)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have relied upon, without independent verification, the assessment by the management of the Company of: (i) the strategic, financial and other benefits expected to result from the transaction; (ii) the timing and risks associated with the integration of the Company and Parent; (iii) their ability to retain key employees of the Company and Parent, respectively and (iv) the validity of, and risks associated with, the Company and Parent’s existing and future technologies, intellectual property, products, services and business models. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. This opinion addresses only the fairness of the Offer Price from a financial point of view to the holders of shares of Company Common Stock (other than the Simmons Affiliates) entitled under the Merger Agreement to payment thereof. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, or as to the fairness or the amount of any compensation or other payment or compensation of any kind to any of the Simmons Affiliates in connection with or as a result of the transactions contemplated by the Merger Agreement, in either such case whether relative to the Offer Price or otherwise, nor do we express any opinion as to the fairness of the terms under which any contract between the Company or any of its subsidiaries, on the one hand, and any Simmons Affiliate, on the other hand, may be terminated or continue in effect following the closing of the Tender Offer, whether relative to the Offer Price or otherwise. Furthermore, for purposes of our analysis, we have assumed with your consent that all transactions and intercompany arrangements between the Company or its subsidiaries, on the one hand, and any Simmons Affiliate, on the other hand were, are and will remain on terms no less favorable to the Company or any such subsidiary than could be obtained by the Company or any such subsidiary from an unaffiliated third party. We have not made any independent valuation or appraisal of the assets or

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liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to any acquisition, business combination or other extraordinary transaction, involving the Company. This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which became payable upon rendering of this financial opinion, and a significant portion of which is contingent upon the closing of the Tender Offer. Morgan Stanley may also seek to provide financial advisory and financing services to Parent, the Company and Harold C. Simmons, the Simmons Affiliates and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors, in its capacity as such, and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as how the holders of shares of Company Common Stock should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such holders should tender their shares into the Tender Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Price to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Company Common Stock (other than the Simmons Affiliates) entitled under the Merger Agreement to payment thereof.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Robert A. Kindler
Robert A. Kindler Managing Director

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